SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Management Proposal

Special Shareholders’ Meeting

Dear Shareholders

Please find below the Management Proposal of Companhia Siderúrgica Nacional (“Company”) related to the matters to be resolved at the Company’s Special Shareholders’ Meeting to be convened for December 20, 2016.

1. To resolve on the Company’s financial statements for the fiscal year ended December 31, 2015, which were restated and republished voluntarily by Management.

We propose to the Company’s shareholders to analyze the Management accounts and approve the new financial statements for the fiscal year ended December 31, 2015, and the Management’s Report, which were voluntarily restated by the Company’s Management on November 14 2016, on the websites of the CVM (Brazilian Securities and Exchange Commission) (www.cvm.gov.br), of the BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br), and on the Company’s Investor Relations website (www.csn.com.br/ri/) (“Restated Financial Statements”).

According to the Material Fact disclosed on November 14, 2016, the need to restate the financial statements for the fiscal year ended December 31, 2015 was due to a change in the interpretation of Technical Pronouncement CPC 15/IFRS 3 – Business Combination.

The new interpretation led to the necessity to rectify the duties of controlling and non-controlling shareholders regarding gains arising from the business combination that took place in November 30, 2015, through which the Asian consortium comprised by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel, Co, Ltd. and China Steel Corp. (“Asian Consortium”), purchased, through a primary issue of shares, a 12.48% equity interest in Congonhas Minérios S.A. (“Congonhas Minérios”), upon contribution of the 40% interest it held in Nacional Minérios S.A. – Namisa (“Business Combination”).

In the financial statements approved by the shareholders at the Annual Shareholders’ Meeting held on April 28, 2016 ("AGO 2016”), the gains arising from the Business Combination were attributed to both the Asian Consortium and CSN, in proportion to their respective equity interest in the capital of Congonhas Minérios, that is, 87.52% to CSN, and 12.48% to the Asian Consortium. In accordance with the new interpretation, the gains arising from the business combination should be attributed exclusively to CSN, without allocating 12.48% of these gains to the Asian Consortium.

The table below compares the understanding adopted in the financial statements approved at the AGO 2016 to the new interpretation applied in the Restated Financial Statements:

December 31, 2015
	As presented	Reclassifications	Restated
Common stock	4,540,000		4,540,000
Capital reserve	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholders' equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders' equity	8,735,663		8,735,663

We clarify that the restatement of the financial statements for the fiscal year ended December 31, 2015 does not affect the Company’s total consolidated income, nor does it change the consolidated shareholders’ equity, being just a relocation between lines, as shown above.

In addition, we point out that, pursuant to item III, Article 9 of CVM Rule nº 481 of December 17, 2009 (“CVM Rule 481/09”), as amended, the information mentioned in Attachment I hereto reflects our comments on the Company’s financial condition, as well as on the Restated Financial Statements.

We take this opportunity to highlight that the Company’s Audit Committee advised the approval of the Restated Financial Statements in a meeting held on November 10, 2016, whose extract of the report was also made available by the Company on the websites of CVM and BM&FBOVESPA, by means of the System Empresas.Net.

2. To resolve on the allocation of the net income for the fiscal year ended December 31, 2015, based on the Restated Financial Statements.

The adjustments made to the financial statements for the fiscal year 2015, as described above, resulted in an increase of R$359,896,633.51 in the Company’s net income for the fiscal year 2015.

We propose that the new net income, amounting to R$1,617,792,674.15, be given the following allocation: (i) R$275,000,000.00 for dividends; (ii) R$80,889,633.71 for recording of the legal reserve; (iii) R$109,225,760.11 for the unrealized profits reserve; and (iv) R$1,152,677,280.33 for the statutory reserve for working capital and investments.

Should the proposal above be accepted, the difference between the net income approved at the AGO 2016 and the new net income calculated in the Restated Financial Statements, in the amount of R$359,896,633.51, will be recorded in the legal reserve, the unrealized profit reserve and the statutory reserve for working capital and investment, and it will be considered only for accounting purposes, rather than for other purposes, particularly under the corporate aspect.

We clarify that the proposal does not include additional dividends regarding the distribution of income for the fiscal year 2015. These have already been paid to shareholders in the amount of R$275,000 thousand, approved at the Meeting of the Board of Directors held on March 11, 2015 as dividends relating to the fiscal year 2015.

The allocation proposed above was reflected in Note No. 21 to the Restated Financial Statements and detailed in Exhibit II to this proposal, prepared pursuant to item II of the Sole Paragraph of Article 9 of CVM Instruction No. 481/09.

3. Approval of other decisions made by the Annual Shareholders’ Meeting held on April 28, 2016:

We propose that all decisions made at the AGO 2016 be ratified, including the management’s compensation approved for the year 2016.

4. To change the number of members that composes the Board of Directors and resolve on the election of new Directors.

According to the Company’s Bylaws, the Board of Directors will be made up of a maximum of eleven (11) members elected by the Annual Shareholder’s Meeting for a term of office of one year.

The AGO 2016 resolved that the Board of Directors would have six (6) members, of which one (1) member would be appointed by the Company’s shareholders, and that the term of office of all members would be effective until the 2017 Annual Shareholders’ Meeting.

On the occasion of the AGO 2016, the controlling shareholders of the Company presented their vote stating that as per their understanding it would be more appropriate to the needs of the Company to install a Board of Directors with seven (7) members, and that, after analyzing the matter, they would call another Annual Meeting to resolve on the election of the additional member for a term of office starting on that date, that is, April 28, 2016.

In this context, the controlling shareholders presented a proposal to the Company’s Management to change the number of members of the Board of Directors from six (6) to seven (7) members, of which one (1) member would be appointed by the Company’s employees, pursuant to Article 14 of the Bylaws.

To occupy the seventh seat on the Board of Directors, the controlling shareholders informed to the Management that they would appoint Mr. José Eduardo de Lacerda Soares, businessman, enrolled with Individual Taxpayer’s Register (CPF/MF) under no. 088.973.848-38. His term of office will be effective until the Annual Shareholders Meeting to be held in 2017, as the other directors.

Should the election of Mr. José Eduardo de Lacerda Soares be approved by the Annual Shareholders’ Meeting, the Board of Directors will be composed by seven (7) members with a term of office until the 2017 Annual Shareholders’ Meeting, to wit: Messrs. Benjamin Steinbruch, business administrator, enrolled with Individual Taxpayer Register (CPF/MF) under no. 618.266.778-87, Fernando Perrone, attorney, individual taxpayer’s register (CPF/MF) 181.062.347-20, Yoshiaki Nakano, business administrator, enrolled with Individual Taxpayer’s Register (CPF/MF) under no. 049.414.548-04, Antonio Bernardo Vieira Maia, business administrator, enrolled with Individual Taxpayer’s Register (CPF/MF) under no. 510.578.677-72, Léo Steinbruch, businessman, enrolled with individual taxpayer’s register (CPF/MF) under no. 110.885.048-09, Fabiam Franklin, engineer, enrolled with Individual Taxpayer’s Register (CPF/MF) under no. 899.230.907-44, and José Eduardo de Lacerda Soares, businessman, enrolled with Individual Taxpayer’s Register (CPF/MF) under no. 088.973.848-38.

We clarify that pursuant to Article 10 of CVM Rule 481/09, the information about the candidate to the position of member of the Company’s Board of Directors appointed above is detailed in the Attachment III hereto.

5. To resolve on the proposal for amendment and consolidation of the Company’s bylaws

We propose the amendment and consolidation of the Company’s Bylaws in accordance with the description and justification included in Attachment IV – “Proposal and Justification of Amendments to the Bylaws,” and the subsequent consolidation thereof so as to reflect the changes proposed.

In compliance with article 11 of CVM Instruction 481/2009, the Management clarifies that the proposal of amendment to the Bylaws intends to update and improve the efficiency thereof, aiming at: (i) improving the wording of some articles, so as to reflect CVM rules and recommendations currently in force; (ii) reviewing and harmonizing the competences of the Board of Directors and the Executive Board, enabling greater dynamism to the Company’s decision making process; and (ii) adjusting, improving and simplifying the wording of all articles, making them clearer and more objective.

The Management believes that the changes proposed hereby will fulfill the best interests of the Company and its shareholders, adjust operational issues, and improve the Bylaws and the governance framework.

Should this proposal be approved, the Company’s Bylaws will be in effect with the wording given in Attachment V.

São Paulo, November 18, 2016.

The Management

Companhia Siderúrgica Nacional

Attachment I – Management’s Comments

(as per item 10 of Attachment 24 of ICVM Instruction 480)

Reference Date: December 31, 2015

10. MANAGEMENT’S COMMENTS

10.1

a) general equity and financial conditions

CSN is a diversified industrial group that operates by means of business units that are integrated and supplementary, creating synergies and vertical and horizontal integration in their chains of industrial operation. CSN’s principal activities are concentrated in the exploration and sale of iron ore, production of flat and long steel, manufacture of cement, among other products, which are integrated by means of logistics assets such as participations in railway and harbor assets and in the energy segment. The high quality of the assets and products, coupled with the strong costs management and the integration of productive units in Brazil and abroad, enable generation of value that is greater than that of the sectorial competitors and reduces the volatility of its results.

The information shown in this item 10 of the Management Proposal must be read and analyzed jointly with our restated consolidated financial statements, which are available on our site (www.csn.com.br) and on the site of the Brazilian Securities Commission (www.cvm.gov.br).

On December 31, 2015 the Company presented a current ratio of 3.35, compared to 2.50 on December 31, 2014 and 2.95 on December 31, 2013. The variation in the current ratio on December 31, 2015 of 43% is explained by the lengthening of the terms of a portion of its debts, while on December 31, 2014 the variation was of 22%, which is explained by the short-term maturities of the Fixed Rate Notes transactions.

On December 31, 2015 the net indebtedness of the Company totaled R$26.4 billion, compared to R$21.7 billion on December 31, 2014, representing an increase of 22%, mainly deriving from the devaluation of the Real in relation to the U.S. dollar, applicable to its loans and financing that are pegged to the US currency. Also contributing to the increase were the funding for the period that amounted to R$978 million, as shown in Note No. 12 - Loans and Financing. On December 31, 2014 and 2013 the net indebtedness totaled R$21.7 billion and R$17.8 billion, respectively, when the increase of 22% observed between the mentioned fiscal years derived from the devaluation of the Real versus the U.S. dollar.

The table below reflects the financial condition of the Company in the last three fiscal years:

R$ thousand	2015	2014	2013
Shareholders' equity	8,735,663	5,734,975	8,069,059
Indebtedness
Borrowings and financing	34,282,515	30,354,058	27,788,695
Cash and cash equivalents	7,861,052	8,686,021	9,995,672
Net Debt	26,421,463	21,668,037	17,793,023

* Note: the loans and borrowings amount in the chart above includes the transactions costs, as per chart of item 10.1 (f).

b) capital structure and possibility of redeeming shares or quotas

The Company seeks optimization of its capital structure with the purpose of reducing its financial costs and maximizing the return for its shareholders. The chart below shows the evolution of the Company’s capital structure over the last three fiscal years, with financing through equity and debt:

R$ thousand	2015	2014	2013
Shareholders' equity	8,735,663	5,734,975	8,069,059
Gross debt (borrowings and financing)	34,282,515	30,354,058	27,788,695
Gross debt/Shareholders' equity	3.92	5.29	3.44

Referring to the eventual redemption of shares, the Company, depending on the market’s conditions, may implement share buyback programs. The Company and its subsidiaries did not issue redeemable preferred shares over the last three fiscal years.

c) capacity of payment in relation to the financial commitments assumed

Currently, the Company has a significant liquidity position. Hence, the Board of Executive Officers understands that the Company has capacity of payment to meet its financial commitments assumed.

The graphs below show the cash and cash equivalents compared to the maturities of loans and financing on December 31, 2015, December 31, 2014 and December 31, 2013.

* Amounts referring to loans and borrowings include the transaction costs.

d) funding sources for working capital and investments in non-current assets

The funding sources for working capital and investment in non-current assets used by the Company were lines of trade finance, lines of development banks, bonds issued in foreign markets, debentures and bank credit certificates (CCB), besides own funds. These funding sources in the domestic and foreign markets are described in item 10.1(f).

e) funding sources for working capital and investments in non-current assets the Company plans to apply to cover liquidity deficiencies

The Board of Executive Officers understands if it is necessary to cover any liquidity deficiency, the Company may take out special lines of credit, credit facility with banks and negotiate with its suppliers.

f) indebtedness levels and characteristics of debts, also describing:

(i)                   Relevant loan and credit facility agreements

a)       Relevant loan and credit facility agreements as at December 31, 2015

In thousands of R$

	Consolidated					Parent Company
	Prepayment	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2015	12/31//2014 Ajusted	12/31/2015	12/31/2014	12/31/2015	12/31//2014 Ajusted	12/31/2015	12/31/2014
FOREIGNCURRENCY
Prepayment	1% to 3.5%	207,657	346,719	2,633,137	2,338,327	207,657	76,642	2,633,137	2,323,290
Prepayment	3.51% to 8%	286,487	12,411	3,429,716	1,713,249	372,474	158,915	9,272,766	6,869,730
Perpetual bonds	7%	5,315	3,615	3,904,800	2,656,200
Fixed rate notes	4.14% to 10%	175,768	1,236,634	6,910,992	4,996,352	32,402	1,187,610	4,056,347	1,593,720
Intercompany	Libor 6M to 3%					1,261,861	73,839	2,137,040	910,983
Forfaiting	1.25% to 3.28%	288,772	414,442			288,772	414,442
Others	1.2% to 8%	115,594	51,634	425,635	387,240
		1,079,593	2,065,455	17,304,280	12,091,368	2,163,166	1,911,448	18,099,290	11,697,723
LOCAL CURRENCY
BNDES/FINAME	1.3% + TJLP and fixed rate 2.5% to 6% + 1.5%	55,435	85,373	1,018,189	965,849	27,847	48,308	928,622	879,681
Debentures	110.8% to 113.7% of CDI	60,670	847,411	1,750,000	1,550,000	60,670	847,411	1,750,000	1,550,000
Prepayment	109.5% to 116.5% CDI and fixed rate of 8%	522,418	118,870	5,200,000	5,345,000	473,139	93,087	3,200,000	3,345,000
CCB	112.5% and 113% CDI	92,976	101,841	7,200,000	7,200,499	92,976	101,841	7,200,000	7,200,000
Intercompany	110.79% CDI						148,686		1,759,474
Drawee risk		84,063	56,237			84,063	56,237
Others		6,229	9,422	12,107	11,549		2,258
		821,791	1,219,154	15,180,296	15,072,897	738,695	1,297,828	13,078,622	14,734,155
Total borrowings and financing		1,901,384	3,284,609	32,484,576	27,164,265	2,901,861	3,209,276	31,177,912	26,431,878
Transaction costs and issue premiums		(26,703)	(23,406)	(76,742)	(71,410)	(22,788)	(18,362)	(68,895)	(61,966)
Total borrowings and financing + transaction costs		1,874,681	3,261,203	32,407,834	27,092,855	2,879,073	3,190,914	31,109,017	26,369,912

The balances of forfaiting and drawee risk transactions totaled R$372,835 on December 31, 2015 (R$470,679 thousand on December 31, 2014).

Prepayment balances with the Company’s related parties totaled R$5,929,037 thousand on December 31, 2015 (R$5,302,985 thousand on December 31, 2014) and the balances of Fixed Rate Notes and Intercompany Loans totaled R$4,088,749 thousand on December 31, 2015 (R$2,781,330 thousand on December 31, 2014).

•        Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2015, the principal amount updated to reflect interest and monetary adjustment of loans, borrowings and long-term debentures were as follows, per year of maturity:

		Consolidated		Parent Company
2017	1,458,605	4%	3,216,992	10%
2018	5,779,525	18%	4,932,702	16%
2019	7,870,087	24%	5,739,948	18%
2020	8,483,766	26%	5,153,209	17%
2021	2,320,721	7%	3,081,815	10%
After 2021	2,667,072	8%	9,053,246	29%
Perpetual bonds	3,904,800	13%
	32,484,576	100%	31,177,912	100%

•       Reconvention of Loans

In September 2015 the Company completed the lengthening of the term of a portion its debts with Caixa Econômica Federal (Federal Savings Bank), amounting to R$2,570,000 thousand, and with Banco do Brasil S.A., amounting to R$2,208,000 thousand, moving the maturities expected for 2016 and 2017 to the period comprised between 2018 and 2022, in equally distributed installments.

•       Amortization and raising of loans, borrowings and debentures

The table below shows the amortization and funding during the fiscal year ended December 31, 2015:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
		Adjusted		Adjusted
Opening balance	30,354,058	27,788,695	29,560,826	25,291,619
Funding transactions	978,206	1,907,479	2,694,533	3,401,090
Forfaiting funding / Drawee Risk	924,706	641,430	924,706	641,430
Repayment	(2,850,077)	(1,460,478)	(1,542,921)	(1,338,772)
Charges – payments	(1,146,306)	(276,754)	(1,146,306)	(276,754)
Forfaiting payments	(2,957,762)	(2,401,241)	(2,656,208)	(2,084,300)
Forfaiting charges	(7,064)	(2,078)	(7,064)	(2,078)
Provision of charges	3,052,164	2,524,849	2,996,662	2,309,311
Provision charges Forfaiting / Drawee Risk	2,032		2,032
Other (1)	5,932,558	1,632,156	3,161,830	1,619,280
Closing balance	34,282,515	30,354,058	33,988,090	29,560,826

1. Including interest, foreign exchange variations and unrealized monetary variations.

2. Including interest, foreign exchange variations and unrealized monetary variations (sic).

In 2015, CSN Group funded and repaid loans as shown below. The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, which were fully met as at December 31, 2015.

•       Funding

Transaction	Financial institution	Date	Amount	Maturity
Promissory note	Banco do Brasil	March 2015	100,000	July 2015
Export Credit Note	Banco do Brasil	January 2015	200,000	December 2017
8th Issue of Debentures	Banco do Brasil	January 2015	100,000	January 2022
9th Issue of Debentures	Banco do Brasil	July 2015	100,000	March 2022
Pre - Export Payment	Caterpillar	April 2015	208,563	March 2020
Pre - Export Payment	Caterpillar	July 2015	260,375	March 2020
Other			9,268
Total			978,206

•       Amortization

	Payment of principal	Debt charges
Fixed Rate Notes	1,048,880	729,992
Debentures	782,500	274,431
Bank Credit Bill		1,031,735
Export Credit Note		695,291
Advance Cambial Agreement	52,839	1,434
Pre - Export Payment	387,651	191,481
Promissory note	100,000	3,620
BNDES/FINAME	48,656	28,540
Pre - Debt Payment	416,269
Others	13,282	1,238
Total	2,850,077	2,957,762

b) Relevant borrowing and loan agreements as at December 31, 2014 and 2013

	Consolidated					Parent Company
	Prepayment	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2014 Restated	12/31/2013 Restated	12/31/2014	12/31/2013	12/31/2014 Restated	12/31/2013 Restated	12/31/2014	12/31/2013
FOREIGN CURRENCY
Prepayment	1% to 3.5%	346,719	105,874	2,338,327	1,166,615	76,642	105,874	2,323,290	1,166,615
Prepayment	3.51% to 7.5%	12,411	207,331	1,713,249	1,276,717	158,915	343,912	6,869,730	4,084,099
Perpetual bonds	7.00%	3,615	3,189	2,656,200	2,342,600
Fixed rate notes	4.14% to 10%	1,236,634	156,868	4,996,352	5,505,110	1,187,610	19,439	1,593,720	2,433,517
Intercompany	Libor 6M + 2.25% and 3%					73,839	737,297	910,983	110,268
Forfaiting		414,442	42,265			414,442	42,265
Others	1.2% to 8%	51,634	61,662	387,240	442,843		11,334
		2,065,455	577,189	12,091,368	10,733,885	1,911,448	1,260,121	11,697,723	7,794,499

LOCAL CURRENCY
BNDES/FINAME	TJLP + 1.5% TO 3.2% and fixed 2.5% to 10%	85,373	97,044	965,849	962,684	48,308	57,759	879,681	853,379
Debetures	105.8% to 111.2% CDI	847,411	846,387	1,550,000	1,932,500	847,411	846,387	1,550,000	1,932,500
Prepayment	106.5% to 110.79% CDI and fixed 8%	118,870	101,330	5,345,000	5,345,000	93,087	79,302	3,345,000	3,345,000
CCB	112.5% CDI	101,841	1,085,436	7,200,499	6,200,000	101,841	1,085,436	7,200,000	6,200,000
Intercompany	110.79% CDI					148,686	591,423	1,759,474	1,338,771
Drawee risk		56,237				56,237
Others		9,422	8,527	11,549	15,505	2,258	2,119		2,118
		1,219,154	2,138,724	15,072,897	14,455,689	1,297,828	2,662,426	14,734,155	13,671,768
Total borrowings and financing		3,284,609	2,715,913	27,164,265	25,189,574	3,209,276	3,922,547	26,431,878	21,466,267
Transaction costs and issue premiums		(23,406)	(30,841)	(71,410)	(85,951)	(18,362)	(25,588)	(61,966)	(71,607)
Total borrowings and financing + transaction costs		3,261,203	2,685,072	27,092,855	25,103,623	3,190,914	3,896,959	26,369,912	21,394,660

The balances of prepayments with related parties of the controlling company totaled R$5,302,985 thousand on December 31, 2014 (R$2,943,964 thousand on December 31, 2013) and the balances of Fixed Rate Notes and Intercompany Loans totaled R$2,781,330 thousand on December 31, 2014 (R$2,452,956 thousand on December 31, 2013).

•        Maturities of the loans, financing and debentures shown in the non-current liabilities

On December 31, 2014 the principal adjusted by interest and monetary restatement of long-term loans, financing and debentures of the Company showed the following composition by year of maturity:

Amounts in R$ thousand

		Consolidated		Parent Company
2016	2,905,794	11%	4,194,943	16%
2017	4,170,116	15%	3,993,645	15%
2018	4,527,879	17%	4,214,898	16%
2019	6,033,723	22%	4,588,563	17%
2020	5,089,253	19%	2,680,016	10%
After 2021	1,781,300	7%	6,759,813	26%
Perpetual bonds	2,656,200	10%
	27,164,265	100%	26,431,878	100%

•         Amortization and raising of loans, borrowings and debentures

The table below shows the amortization and funding during the fiscal year ended December 31, 2014 and 2013. The Company's loans and credit facility agreements provides for restrictive covenants that are usual in agreements of this nature, and were fully met as at December 31, 2014 and 2013.

	Consolidated		Parent Company
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
		Adjusted		Adjusted
Opening balance	27,788,695	29,787,591	25,291,619	24,622,879
Funding transactions	1,907,479	1,697,363	3,401,090	1,363,253
Amortization	(3,689,287)	(4,300,240)	(3,423,072)	(3,991,884)
Funding for forfaiting/drawee risk	641,430	62,592	641,430	62,592
Forfaiting/drawee risk amortization	(276,754)	(587,569)	(276,754)	(587,569)
Forfaiting/drawee risk charges	(2,078)	(13,116)	(2,078)	(13,116)
Transnordestina control loss		(3,180,821)
Other (1)	3,984,573	4,322,895	3,928,591	3,835,464
Closing balance	30,354,058	27,788,695	29,560,826	25,291,619

(*) Including unrealized foreign exchange and monetary variations.

Prepayment balances with the Company’s related parties totaled R$2,943,964 thousand on December 31, 2013 and the balances of Fixed Rate Notes and Intercompany Loans totaled R$2,452,956 thousand.

•       Funding Transaction Costs

On December 31, 2013, the funding transaction costs were stated as follows:

In thousands of R$

	Consolidated		Parent Company
	Current	Non-current	Current	Non-current	IRR¹
Fixed rate notes	1,865	3,830		1,461	6.5% to 10.7%
BNDES	631	2,660	481	2,660	1.44% to 9.75%
Prepayment	8,162	15,766	5,120	2,864	10.08% to 12.44%
Prepayment	2,213	8,368	1,739	7,496	2.68% to 4.04%
CCB	17,472	54,834	17,472	54,834	11.33% to 14.82%
Others	498	493	776	2,292	6.75% to 12.59% and 10.7% to 13.27%
	30,841	85,951	25,588	71,607

(1) TJ – Annual contracted interest rate

(2) IRR – Annual internal rate of return

•         Maturities of loans, borrowings and debentures recorded under non-current liabilities

On December 31, 2013, the principal of loans, borrowings and long-term debentures were as follows, per year of maturity:

In thousands of R$

		Consolidated		Parent Company
2015	3,181,503	13%	3,317,566	15%
2016	3,210,020	13%	2,940,993	14%
2017	3,628,773	14%	3,307,440	15%
2018	3,997,706	16%	3,554,040	17%
2019	3,813,514	15%	2,913,417	14%
After 2019	5,015,458	20%	5,432,811	25%
Perpetual bonds	2,342,600	9%
	25,189,574	100%	21,466,267	100%

Debentures

•         7th issue

In March 2014 the Company issued 40,000 non-convertible and unsecured debentures, at the unit face value of R$10, totaling R$400,000 with interest 111.20% p.a. of CDI Cetip to mature at the end of March 2021, with the option of early redemption.

•          8th issue

In January 2015, the Company issued 10,000 non-convertible and unsecured debentures in a single series, at the unit face value of R$10 thousand, totaling R$100 million, with compensatory annual interest of 113.70% p.a of CDI Cetip maturing in January 2022, with the option of early redemption.

•         9th issue

In June 2015, the Company issued 10,000 non-convertible and unsecured debentures in a single series, at the unit face value of R$10 thousand, totaling R$100 million, with compensatory annual interest of 113.70% p.a of CDI Cetip maturing at the end of March 2022, with the option of early redemption.

Collaterals

In thousands of R$

Collaterals granted due to the Company’s loans and financing are composed of property, plant and equipment, “aval” collaterals and sureties and do not encompass collaterals granted to subsidiaries and jointly-owned subsidiaries. On December 31, 2015, the Company settled the balance of loans with collaterals granted. On December 31, 2014, the balance totaled R$2,256 (R$4,234 on December 31, 2013).

 (ii) other long-term relationship with financial institutions;

Not applicable.

(iii) subordination level between debts;

The labor and tax liabilities, as well as the financial debts with security interest, rely on the preferences and prerogatives provided for by laws, in an eventual composition with creditors of the Company.

Considering the Company's total current and non-current liabilities, on December 31, 2015, the amount of R$40,050.402 thousand or 99.99% corresponded to unsecured obligations, compared to R$44,013,198 thousand, or 99.96% on December 31, 2014, and R$42,313,002 thousand, or 95.95% on December 31, 2013. The unsecured obligations comprise: (i) provisions for tax, social security, labor or civil claims; (ii) installment payments, (iii) debts without security interest and (iv) debts with personal guarantee.

There is no contractual subordination level between the Company’s unsecured financial indebtedness. The unsecured obligations are subject (observing the priority granted by laws to the labor and tax liabilities, in the event of composition with creditors) to preference of Company’s debts which rely on security interest, and they totaled, on December 31, 2015, R$4,782 thousand or 0.01% of the sum of the Company’s current and non-current liabilities, compared to the amount of R$18,928 or 0.04% on December 31, 2014 and R$20,478 thousand or 0.05% on December 31, 2013. For the purposes of this comparison, the debts collateralized with third parties assets, including the Company’s subsidiaries for the fiscal years ended in 2013 and 2012 were reclassified as unsecured debts, likewise in 2013, pursuant to the Official Letter – Circular Letter/CVM/SEP/No. 01/2014. The security interest created comprise the pledge and the fiduciary sale of machinery and equipment.

(iv) any restrictions imposed to the Company, especially, in relation to indebtedness thresholds and contracting of new debts, distribution of dividends, sale of assets, issue of new securities and disposal of share control.

The Company's loans and credit facility agreements provides for restrictive covenants, usual in agreements of this nature, exemplified as follows:

Credit facility agreements with BNDES are subject to the “Provisions Applicable to BNDES Agreements”. According to referred provisions, the borrowers, such as the Company, cannot, without the previous consent of BNDES: (i) assume new debts (except for those provided in referred Provisions, including loans to fulfill the normal management of the Company); (ii) grant preference to other credits; (iii) amortize shares; (iv) issue debentures or profit-sharing bonds; and (vi) sell or encumber its fixed assets (except in the cases provided for in referred Provisions).

Under the terms of the agreements governing the 5th, 7th, 8th and 9th issues of the Company’s Debentures, among other provisions, the Company cannot be incorporated, incorporated or spun off, except if the operation has been previously approved by, at least, 75% of outstanding debentures (except for the intragroup operations, expressly provided for in the debentures indenture), or if the redemption of debentures is ensured to the holders, by its face value plus remuneration, during, at least, 6 months as of the publication of the minutes of the Shareholders’ Meeting referring to this operation.

The Eurobonds issued by the Company’s foreign subsidiaries, among other provisions, foresee that the Company, as guarantor, cannot: (i) be incorporated, incorporated or sell 100% or a substantial amount of its assets to third parties, except if the Company is an entity resulting from this corporate restructuring or if this entity is a company headquartered in Brazil, in any country of the European Union or in the United States, and assumes guarantor’s obligations; (ii) burden its assets to collateralize debt operations denominated in foreign currency represented by securities traded at the stock exchanges outside Brazil, except under the terms allowed in the operation agreements, or if, at the same time, the Company collaterals referred Eurobonds.

In Export Credit Notes operations, the Company undertakes to: (i) not distribute non-recurring dividends deriving from the sale of direct or indirect control of operating assets to third parties (not pertaining to the economic group to which the Company pertains) to result, cumulatively: (a) in the Company’s incapacity to exercise the direct or indirect control over all or substantial amount of its assets and revenues; and (b) significantly restricts the Company’s capacity to comply with its obligations provided for in the Export Credit Note; (ii) not carry out spin-offs and/or sale of the Company’s assets to third parties (not composing the economic group to which the Company pertains) whether by means of a single operation or by means of a series of inter-related operations within same fiscal year, whose net revenues and operating income (EBIT) account for more than 10% of net revenues and consolidated operating results of the Company’s group, as verified in the financial statements for the year in which referred operation was carried out, without the lender’s previous and express authorization; and (iii) in the case of corporate changes in the Company related to incorporation, spin-off, liquidation, winding-up, incorporation or any other type of corporate restructuring, request prior approval from the Creditor, unless indirect share control of the Company (as defined in article 116 of Law 6.404/76) is retained by any “authorized shareholder” as defined in the operation documents. We clarify there is no restriction to any corporate restructuring and/or activities involving the transfer of mining assets between the Company and its subsidiaries and/or its current controlling shareholders, provided that these operating assets remain under the direct or indirect control of the Company.

g) thresholds for the utilization of financing already contracted and percentages already used.
The Company does not have financing with limits to be used.
h) relevant changes in each item of the financial statements

The Company’s (consolidated) Income Statement for the fiscal year – R$ thousands:

Comparison of the main consolidated income accounts for December 31, 2015, December 31, 2014 and December 31, 2013 drawn up in accordance with the IFRS and the CPCs.

Consolidated Statements of Income (R$ thousand)	2015	2014	2013
Net revenue from sales and/or services	15,331,852	16,126,232	17,312,432
Cost of sales and/or services	(11,799,758)	(11,592,382)	(12,422,706)
Gross profit	3,532,094	4,533,850	4,889,726

Operating expenses/income	1,645,531	(1,715,837)	(1,769,972)
Selling expenses	(1,436,000)	(1,041,975)	(874,875)
General and administrative expenses	(470,368)	(438,383)	(485,090)
Other operating income (expenses)	2,391,551	(566,639)	(568,145)
Equity in income of affiliates	1,160,348	331,160	158,138
Profit before finance income (costs) and taxes	5,177,625	2,818,013	3,119,754
Finance Income (expenses)	(2,633,260)	(2,932,426)	(2,567,756)
Net exchange difference on financial	(739,790)	(149,007)	56,157
Profit (loss) before taxes on income	1,804,575	(263,420)	608,155
Income tax and social contribution	(188,624)	151,153	(74,161)
Consolidated profit (loss) for the year	1,615,951	(112,267)	533,994
Attributed to owners of the Company	1,617,793	(105,218)	509,025
Attributed to non-controlling interests	(1,842)	(7,049)	24,969

Comparison of results referring to the fiscal years ended December 31, 2015 and December 31, 2014:

Net Revenue from Sales and/or Services

In the fiscal year ended December 31, 2015 net revenue totaled R$15,332 million, 5% less in relation to that recorded in 2014, mainly due to the lower prices charged in the mining segment.

Cost of products and services sold

In the fiscal year ended on December 31, 2015 the consolidated cost of products sold (“CPV”) reached R$11,800 million, 2% higher than 2014, mainly due to the foreign exchange impact on the steel mill segment.

Gross Profit

In the fiscal year ended December 31, 2015, gross profit totaled R$3,531 million, a reduction of 22% in relation to the amount obtained in 2014.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$1,883 million in the fiscal year ended on December 31, 2015, 29% higher than recorded in 2014, mainly due to higher expenses with freight in the foreign market.

Other Revenues (Expenses), net

In 2015 the “Other Operating Revenues and Expenses” account showed a positive amount of R$2,391 million, resulting from revenues of R$3,726 million and expenses of R$1,334 million. The other operating revenues were affected by the book earnings recorded in the combination of the mining business of CSN and of Nacional Minérios, S.A. (Namisa), amounting to R$3,413 million (see item 10.3(a)).

Equity Pick-up

Equity pick-up was R$1,160 million, above the amount of R$331 million in 2014. This variation was mainly due to the effect of the foreign exchange variation on Namisa’s cash.

Net Financial Result

In 2015 the net financial result of the Company was a negative R$3,373 million, compared to a net negative result in 2014 of R$3,081 million, basically due to:

•         Increase of R$18 million in financial expenses, from R$3,104 million in 2014 to R$3,122 million in 2015, due mainly to the increase of R$529 million in loans and financing, partially offset by a reduction of R$422 million in the related parties account (reversal of interest on advances between Namisa and CSN).

•         Increase of R$591 million in expenses with net foreign exchange and monetary variation, which went from expenses of R$149 million in 2014 to expenses of R$740 million in 2015, due mainly to the net foreign exchange variations.

Provision for Income Tax and Social Contribution and Deferred Taxes

In 2015 the Company recorded deferred income tax and social contribution of R$189 million, while in 2014 there was recognition of positive deferred income tax and social contribution amounting to R$151 million.

Consolidated Net Income

In 2015 the Company recorded consolidated net income of R$1,616 million, due to the gains obtained by the combination of the correlated mining and logistics business of CSN and of Namisa, while in 2014 the Company showed a net loss of R$112 million.

Comparison of results referring to the fiscal years ended December 31, 2014 and December 31, 2013:

Net revenue from sales and/or services

In the 2014 fiscal year net revenue amounted to R$16,126 million, 7% lower than the comparable figure registered in 2013, mainly on account of the lower revenues from the steel and mining sector.

Cost of products and services sold

In 2014, the consolidated cost of products sold (“CPV”) totaled R$11,592 million, 7% less than the comparable figure for the previous year, basically due to the lower volume of sales posted by the steel segment and the lower costs of raw materials used in steel production.

Gross profit

Gross profit totaled R$4,534 million in 2014, 7% less than the figure recorded in 2013, due to the factors described above.

Selling, general and administrative expenses

In 2014, sales, general and administrative expenses came to a total of R$1,480 million which was 9% greater than the comparable figure recorded in 2013. This variation was largely due to an increase in selling expenses, which rose from R$875 million in 2013 to R$1,042 million in 2014, as a result of the increase in iron ore sales on CIF (cost, insurance and freight) terms.

Other Operating Income/Expenses

In 2014 “Other Operating Expenses/Revenues” amounted to R$567 million, which was in line with the amount registered in 2013, which totaled R$568 million.

Equity Pick-Up

In 2014, equity pick-up increased by R$173 million, or 109%, from R$158 million in 2013 to R$331 million in 2014. This variation was mainly due to the R$534 million negative effect, in 2013, of the joint subsidiary Namisa signing up for the fiscal recovery program (REFIS).

Net Financial Result

In 2014, the Company’s net financial result was minus R$3,081 million, against the R$2,512 million negative net financial result registered in 2013, basically due to:

  a R$364 million increase in financial expenses, which rose from R$2,568 million in 2013 to R$2,932 million in 2014, largely due to the following factors: a R$549 million increase in expenses for loans and financing, which was partially offset by a R$225 million reduction in 2014 by comparison with the previous year, mainly on account of the R$277 million net negative effect in 2013 of debits related to Refis.
  a R$205 million increase in net costs of foreign exchange and monetary variation, which went from a R$56 million revenue in 2013, to a R$149 million expense in 2014, largely due to currency devaluation.

Provision for Deferred Income Tax and Social Contribution

In 2014 the Company recorded R$151 million revenue from deferred income tax and social contribution, by comparison with a R$74 million expense in 2013.

Consolidated Net Income

In 2014, the Company posted a consolidated net loss of R$112 million, largely on account of the smaller operating result, whereas in 2013 the Company recorded a net profit of R$534 million.

Balance Sheet of the Company (consolidated) – R$ thousand:

Comparison of main consolidated balance sheet accounts as of December 31, 2015, December 31, 2014 and December 31, 2013 prepared under the IFRS and CPCs.

Balance Sheet (Consolidated)	2015	VA¹	HA²	2014	VA¹	HA²	2013	VA¹	HA²

Current assets	16,430,691	33.8%	3.1%	15,935,502	32.0%	-2.8%	16,402,042	32.5%	-14.1%
Cash and cash equivalents	7,861,052	16.2%	-9.5%	8,686,021	17.5%	-13.1%	9,995,672	19.8%	-15.9%
Financial investments	763,599	1.6%	100.0%		0.0%			0.0%
Trade receivables	1,578,277	3.2%	-10.0%	1,753,056	3.5%	-30.5%	2,522,465	5.0%	-5.2%
Inventories	4,941,314	10.2%	19.9%	4,122,122	8.3%	30.4%	3,160,985	6.3%	-6.8%
Other current assets	1,286,449	2.6%	-6.4%	1,374,303	2.8%	90.1%	722,920	1.4%	-37.3%

Non-current assets	32,219,283	66.2%	-4.8%	33,831,598	68.0%	-0.5%	34,000,497	67.5%	-0.5%
Short-term investments measured at amortized cost		0.0%	-100.0%	34,874	0.1%	13.4%	30,756	0.1%	-73.7%
Deferred taxes	3,307,027	6.8%	26.4%	2,616,058	5.3%	-5.6%	2,770,527	5.5%	27.3%
Other non-current assets	1,583,921	3.3%	67.2%	947,420	1.9%	-48.4%	1,835,325	3.6%	12.8%
Investments	3,998,227	8.2%	-70.7%	13,665,453	27.5%	1.3%	13,487,023	26.8%	24.4%
Property, plant and equipment	17,871,599	36.7%	14.4%	15,624,140	31.4%	4.8%	14,911,426	29.6%	-19.5%
Intangible assets	5,458,509	11.2%	478.4%	943,653	1.9%	-2.3%	965,440	1.9%	6.7%

TOTAL ASSETS	48,649,974	100%	-2.2%	49,767,100	100%	-1.3%	50,402,539	100%	-5.4%

Current liabilities	5,325,571	10.9%	-16.3%	6,362,938	12.8%	14.4%	5,564,230	11.0%	-15.1%
Payroll and related taxes	256,840	0.5%	16.9%	219,740	0.4%	5.2%	208,921	0.4%	13.0%
Trade payables	1,293,008	2.7%	10.7%	1,167,826	2.3%	10.2%	1,059,772	2.1%	-47.7%
Taxes payable	700,763	1.4%	119.9%	318,675	0.6%	4.8%	304,095	0.6%	11.5%
Borrowings and financing	1,874,681	3.9%	-42.5%	3,261,203	6.6%	21.5%	2,685,072	5.3%	23.8%
Provision for tax, social security, labor and civil risks	127,262	0.3%	-76.9%	550,385	1.1%	65.0%	333,519	0.7%	5.4%
Other payables	1,073,017	2.2%	27.0%	845,109	1.7%	-13.1%	972,851	1.9%	-38.5%

Non-current liabilities	34,588,740	71.1%	-8.2%	37,669,187	75.7%	2.4%	36,769,250	73.0%	-2.5%
Borrowings and financing	32,407,834	66.6%	19.6%	27,092,855	54.4%	7.9%	25,103,623	49.8%	-7.5%
Deferred taxes	494,851	1.0%	107.1%	238,892	0.5%	-11.1%	268,833	0.5%	12.8%
Other payables	131,284	0.3%	-98.6%	9,315,363	18.7%	-7.4%	10,061,571	20.0%	11.7%
Provision for tax, social security, labor and civil risks	711,472	1.5%	263.4%	195,783	0.4%	-59.2%	479,664	1.0%	29.0%
Pension and healthcare plan	514,368	1.1%	-12.5%	587,755	1.2%	21.2%	485,105	1.0%	-14.2%
Provision for environmental liabilities and asset retirement obligations	328,931	0.7%	37.9%	238,539	0.5%	-35.6%	370,454	0.7%	-8.5%

Consolidated Shareholders’ equity	8,735,663	18.0%	52.3%	5,734,975	11.5%	-28.9%	8,069,059	16.0%	-10.4%
Issued capital	4,540,000	9.3%	0.0%	4,540,000	9.1%	0.0%	4,540,000	9.0%	0.0%
Capital reserves	30	0.0%	0.0%	30	0.0%	0.0%	30	0.0%	0.0%
Earnings reserves	2,464,701	5.1%	117.9%	1,131,298	2.3%	-60.2%	2,839,568	5.6%	-23.1%
Other comprehensive income	660,016	1.4%	2525.4%	25,140	0.1%	-96.5%	716,972	1.4%	85.6%
Non-controlling interests	1,070,916	2.2%	2681.1%	38,507	0.1%	-240.0%	(27,511)	-0.1%	-107.0%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	48,649,974	100%	-2.2%	49,767,100	100%	-1.3%	50,402,539	100%	-5.4%

Comparison between the balance sheets as of December 31, 2015 and December 31, 2014:

Cash and Cash Equivalents: consisting mainly of short-term financial investments in government and private securities, as well as investments in first-line banks. The balance of cash and cash equivalents on December 31, 2015 was of R$7,861 million, 9.5% less than the R$8,686 million recorded on December 31, 2014. This reduction is mainly due to the reduction of financial resources of the controlled subsidiaries abroad that were invested in time deposits.

Short-Term Financial Investments: consisting of government and private securities administrated by their exclusive funds that were pledged as collateral for future foreign exchange contracts of Reais to the Commercial U.S. dollar traded on the BM&F Bovespa. The book balance of such short-term financial investments amounts to R$764 on December 31, 2015. These short-term investments have pre-fixed earnings and immediate liquidity.

Accounts receivable from third parties: on December 31, 2015 accounts receivable from clients totaled R$1,578 million, 10% less than the amount for 2014. This variation derives mainly from the reduction of accounts receivable from related parties and from the dividends receivable on account of the process of merger of Namisa into Congonhas Minérios, S.A. (“Congonhas”) in 2015.

Inventories: on December 31, 2015 the CSN inventories totaled R$4,924 million, an increase of 20% in relation to December 31, 2014, due to the turnover of inventories showing an increase of 22 days, mainly due to the reduction of sales in the steel mills segment.

Other current assets: Reduction of 6.4% (from R$1,374 million on December 31, 2014 to R$1,286 million on December 31, 2015), which is mainly explained by variations in the following groups:

•         Recoverable taxes: an increase of R$398 million of PIS/COFINS (Social Integration Program/Social Contribution for Financing of Social Security) and ICMS (State Value-Added Tax on Goods and Services) to be recovered, as well as income tax and social contribution to be offset. The variation in the year derives from the recognition of extemporaneous credits in the year 2015;

•         Prepaid expenses: increase of R$83 million as a consequence of the adjustment of the appropriation to the accrual basis system of sales related to the foreign mining market, causing reversal in this group of the expenses with insurance.

•         Loans with related parties: on account of the combination of the correlated mining and logistics business of CSN and of Namisa, the pre-existing contracts between CSN and Namisa were settled, which resulted in a reduction of R$517 million in the group of loans with related parties;

•         Derivative financial instruments: reduction of approximately R$56 million.

Non-current assets

Deferred taxes: on December 31, 2015 the deferred taxes totaled R$3,307 million, 26.4% more than the amount for 2014. The increase of R$691 million derives mainly from the following activity:

•         R$1,417 million relative to the tax levy on foreign exchange variations under the cash system;

•         R$314 million deriving from losses with short-term financial assets available for sale; and

•         Partial offset by the rectifying account of Deferred IR/CS (Income Tax/Social Contribution), the balance of which on December 31, 2015 was R$1,143 million. Considering the result of the studies conducted, the Company ceased to accrue IR/CS credits on tax losses and temporary differences as from the 3rd quarter of 2015.

Other non-current assets: increase of 67% from 2014 to 2015 (from R$947 million in 2014 to R$1,584 million in 2015), mainly explained by the following variations:

•         Increase of R$290 million of recoverable PIS/COFINS and ICMS and income and social contribution to be offset. The variation in the year derives from the recognition of extemporaneous credits in 2015;

•         Increase of R$295 million of loans with related parties, consisting mainly of:

o    A loan by controlled subsidiary FTL- Ferrovia Transnordestina Logística S.A to the jointly-controlled Transnordestina Logística S.A. The agreement shows an interest rate of 102.5% of the CDI (Interbank Deposit Certificate) and maturity expected in June 2017.

o    A loan by CSN to Transnordestina Logística S.A. The agreement shows an interest rate of 108% of the CDI and maturity at the end of June 2017.

•         Increase of R$40 million of in-court deposits, mainly in relation to labor-related proceedings.

Investments: on December 31, 2015 the amount of the Investments account is of R$3,998 million, which is 71% less than the balance recorded on December 31, 2014, of R$13,665 million. The reduction of the balance of the investment in the year was due to the merger of Namisa into Congonhas Minério, which was consolidated after the combination of the correlated mining and logistics business of CSN and of Namisa in December 2015.

Plant, Property and Equipment: on December 31, 2015 the balance of the plant, property and equipment account totaled R$17,872 million, an increase of 14%, or R$2,247 million, in relation to 2014. This variation derives mainly from the acquisitions made in the period amounting to approximately R$2,659 million, whereby R$2,086 million of this amount is relative to acquisitions for projects in process, partially offset by the depreciation in the period of R$1,127 million. Another fact that contributed to the increase of the balance in this account in the period was the recording of R$707 million of fair value of the assets acquired in the combination of mining and correlated logistics businesses of CSN and of Namisa.

Intangible assets: on December 31, 2015 the balance of the intangible assets account totaled R$5,571 million, an increase of R$4,628 in relation to 2014, due to the booking of the premium and of the fair value of the intangible assets of the combination of the correlated mining and logistics business of CSN and of Namisa.

Liabilities

Loans and Financing: the consolidated gross debt of the Company totaled R$34,283 million on December 31, 2015, an increase of 13% in relation to the R$30,354 million recorded on December 31, 2014, due mainly to the pre-payment transactions with related parties, fixed rate notes and intercompany loans. There was also reclassification of the forfeiting and drawee risk transactions with commercial suppliers, from the suppliers account to loans and financing, which totaled R$373 million on December 31, 2015 and R$471 million on December 31, 2014.

Pension and health plan: The balance of R$514 million on December 31, 2015 (R$588 million on December 31, 2014) basically concerns post-employment health benefit.

Environmental and de-activation liabilities: increased from R$239 million in 2014 to R$328 million in 2015. The variation derives mainly from the supplementation of the provision for Asset Retirement Obligation - ARO. This concerns a long-term obligation, in which the premises for possible future closing of the iron ore mines are reviewed periodically by a specialized company. The updating of the ARO (Asset Retirement Obligation) was conducted after the conclusion, in 2015, of the new Certification Report on the mineral reserves of iron ore in the Casa de Pedra and Engenho mines. This report, which was prepared by a specialized company, certified reserves of 3,021 million tons of iron ore, which represents an increase of 85% in comparison with the quantities certified in the last audit conducted in April 2007.

Net Equity: On December 31, 2015 the net equity of the Company was of R$8,736 million, R$3,001 million more than the equity on December 31, 2014, mainly as a result of (i) increase of R$1,335 million in the profits reserve account deriving from the transfer of the result of fiscal year 2015, net of the mandatory minimum dividend resolved on March 11, 2015 amounting R$275 million; (ii) increase of R$635 million in the other encompassing results account, mainly from the gains in the combination of the correlated mining and logistics business of CSN and of Namisa amounting to R$1,585 million, partially offset by the loss of cash flow hedge of R$1,399 million; and (iii) increase of R$1,032 million of participation of non-controlling shareholders, relative to the final participation in the capital stock of Congonhas Minérios of 12.48% to the Consórcio Asiático (see item 10.3(a)).

Comparison between the balance sheets as of December 31, 2014 and December 31, 2013:

Cash and cash equivalents: consisting mainly of financial investments in public and private securities along with investments in top-tier banks. The balance in terms of cash and cash equivalents as at December 31, 2014 was R$8,686 million, which is 13% less than the R$9,995 million registered on December 31, 2013. This decrease is largely due to the reduction in the funds of the company’s overseas subsidiaries invested in Time Deposits.

Trade accounts receivable: On December 31, 2014, trade accounts receivable totaled R$1,753 million, 31% lower than in 2013. This variation was mainly a result of the reversal of R$484 million of dividends from the jointly controlled subsidiary Namisa.

Inventories: On December 31, 2014, the Company’s inventories totaled R$4,122 million, a 30% increase in relation to December 31, 2013, due to the fact that inventory turnover registered a 41-day increase, mainly on account of the reduction in steel sales.

Other current assets: A 90% increase, from R$723 million on December 31, 2013 to R$1,374 million on December 31, 2014, mainly explained by the increase of:

•         R$118 million for PIS/COFINS and ICMS on the purchase of fixed assets, which will be recovered for a period of up to 48 months, and recoverable income and social contribution taxes;

•         R$165 million of derivative financial instruments during the period; and

•         R$370 million of loans to related parties, mainly due to their reclassification from non-current assets to current assets.

Non-current assets

Other non-current assets: A 48% decrease between 2013 and 2014, from R$1,835 million in 2013 to R$947 million in 2014, which is mainly on account of the following changes:

•         R$486 million of loans to related parties, mainly due to their reclassification from non-current assets to current assets; and

•         R$404 million of judicial deposits, mainly related to tax proceedings.

Liabilities

Suppliers: On December 31, 2014, the balance of suppliers was R$1,168 million, which is a 10% increase by comparison with December 31, 2013, mainly due to the variation in the average payment term, which increased from 6 days in 2013 to 27 days in 2014.

Loans, Borrowings and Debentures: the Company’s consolidated gross indebtedness totaled R$30,354 million, an 9% increase in relation to the R$27,788 million that was registered on December 31, 2013, mainly due to amounts paid in advance to related parties of the parent company. There was also reclassification of the forfeiting and drawee risk transactions with commercial suppliers, from the suppliers account to loans and financing, which totaled R$471 million on December 31, 2014 and on December 31, 2013 totaled 42 million.

Pension plan and health insurance: the balance of R$588 million on December 31, 2014 (R$485 million on December 31, 2013) basically refers to the post-employment health insurance.

Environmental liabilities and deactivation: the provisions for environmental liabilities and deactivation decreased from R$370 million in 2013 to R$238 million in 2014.

Shareholders’ equity: On December 31, 2014, shareholders’ equity stood at R$5,735 million, which was R$2,334 million less than that recorded on December 31, 2013, mainly due to (i) the advance payment of the minimum compulsory dividend, in an amount of R$700 million, to the revenue reserve account (ii) to the shares in treasury acquired for a total of R$909 million and (iii) a R$691 million decrease in Other Comprehensive Income mainly due to the cumulative loss of R$506 million registered during the period.

Company Cash Flow

Below is a comparative table of cash flows of the Company on December 31, 2015, December 31, 2014 and December 31, 2013, in R$ thousand:

Cash Flow	2015	2014	2013
Net cash generated by operating activities	5,069,163	823,709	2,723,056
Net cash from investment activities	(2,864,993)	(1,657,743)	(2,245,806)
Net cash from financing companies	(3,090,768)	(531,339)	(2,406,396)
Foreign exchange variation on cash and cash equivalents	61,629	55,722	32,997
Increase (Reduction) of cash and cash equivalents	(824,969)	(1,309,651)	(1,896,149)

Comparison between 2015 and 2014 cash flows

The free cash flow of the Company in 2015 was a negative R$825 million, compared with the negative cash flow of R$1,310 million in 2014.

Operating Activities

The generation of operating cash was of R$5,069 million and R$824 million, in 2015 and 2014, respectively. The increase of R$4,245 million was mainly due to receipt of Namisa dividends amounting to R$3,239 million, as part of the process of completion of the transaction and the combination of the correlated mining and logistics business of CSN and of Namisa in 2015 and other variations in taxes/Refis (Program for Federal Tax Debt Recovery) of R$634 million.

Investment Activities

The cash flow used in the investment activities was of R$2,865 million in 2015 and of R$1,658 million in 2014. The increase of R$1,207 million mainly derives from the payment by CSN of US$707 million, equivalent to R$2,727 million, relative to the acquisition of 4.16% percent of the shares held by the Consortium in Congonhas Minérios, partially offset by other activities, among which one stresses the receipt of R$827 million in derivative transactions.

Financing Activities

The cash flow used in the financing activities went from R$531 million in 2014 to R$3,090 million in 2015. This variation occurred mainly as a result of the reduction of funding of R$1,525 million and forfeiting and drawee risk of R$283 million, as well as the increase of repayment of R$1,139 million and R$869 million of repayment of forfeiting and drawee risk.

Comparison between 2014 and 2013 cash flows

The Company’s free cash flow in 2014 was negative at R$1,310 million, compared to a negative cash flow of R$1,896 million in 2013.

Operating Activities

Cash generated by operating activities totaled R$824 million and R$2,723 million in 2014 and 2013, respectively. The R$1,899 million decrease in cash generated by operating activities was mainly due to an increase in working capital requirements, which rose by the sum of R$2,167 million, (from R$1,378 million in 2013 to R$3,545 million in 2014), mainly on account of:

•         A R$1,013 million net decrease in the tax balance, mainly as a result of the settlement of R$1,604 million of tax debts, paid in installments, in relation to the Company’s signing up to the Program of Early Settlement of Tax Debts – Federal Law 13,043/14;

•         A R$1,176 million increase in the inventories account, with a 41-day increase in the inventory cycle, largely as a result of a drop in the sale of steel products; and

•         Partial offset of these effects with the R$1,423 million increase in the suppliers’ account, with a 27-day increase in the average payment term.

Investment Activities

The cash flow used in investment activities was R$1,658 million in 2014 and R$2,246 million in 2013. The R$588 million reduction is mainly due to a R$641 million drop in investments in fixed assets.

Financing Activities

The cash flow used in financing activities was R$531 million in 2014, which was a R$1,875 million decrease by comparison with 2013, mainly due to:

•         A R$636 million decrease in the amortizations of loans and financing and R$311 million of forfeiting and drawee risk;

•         A R$1,235 million reduction in the payment of dividends and interest on equity; and

•         Partial offset of these effects by the disbursement of R$909 million in 2014 under the programs to buy back shares issued by the Company.

10.2.

a) Company’s results of operations, especially

(i) Description of any relevant revenue component

The Company is highly integrated, operating in the entire steel production chain, from the extraction of iron ore until the production and trade of coils, tin-coated for packages, shapes. The Company also holds equity participation in railroads, harbor terminals and energy generation companies, as well as operating in the production of cement.

The Company’s production integrated system, combined to the quality of management, makes the Company to have one of the world’s steel lowest production costs.

The Company seeks to maximize the return to its shareholders through a concentrated performance in five key activities: (i) mining; (ii) steel; (iii) logistics; (iv) cement; and (v) electricity.

1. Mining

1.1. Iron Ore

Congonhas Minérios, a company that results from the combination of the correlated mining and logistics business of CSN with Namisa, is positioned as the second largest exporter of iron ore in Brazil, considering the totality of the sales of finished goods from iron ore, having sold in 2015 approximately 27 million tons. Furthermore, 5.5 million tons of iron ore were sent to the Presidente Vargas Mill. In turn, Tecar, the harbor terminal operated by the Company located in the Port of Itaguaí, shipped approximately 28.2 million tons of iron ore in 2015.

In 2016 Congonhas Minérios will continue with the plan already in action of reduction of operating costs in order to deal with the current scenario of iron ore prices. The readequacy of its operating model will give rise also to more capture of synergies with the combination of the correlated mining and logistic business of CSN and Namisa.

The highest amount of the Company’s net revenues referring to the trading of iron ore derive from exports, mainly to Asia, especially China.

In 2015 28.9 million tons of iron ore were sold by CSN and 5 million tons were allocated to steel mill production up to November/15. In December/15, after the combination of the correlated mining and logistics business of CSN and of Namisa in Congonhas Minérios, 0.4 million tons were sold by Congonhas Minérios to CSN.

CSN traded 28.9 million tonnes of iron ore in 2014, of which 9.1 million tonnes were traded by Namisa. In addition, in 2014, the Company produced and destined to own consumption 6.0 million tonnes of iron ore.

Iron ore sales of Casa de Pedra mine and Namisa totaled 25.7 million tonnes in 2013, of which 10.3 million tonnes were traded by Namisa. In addition, in 2013, the Company produced and destined to own consumption 5.7 million tonnes of iron ore.

1.2. Limestone and Dolomite

The Bocaina mine, a limestone mine located in Arcos/MG (State of Minas Gerais), is responsible for the supply of limestone and dolomite, which are raw materials consumed by the Company for production of steel and cement.

In 2015 the Bocaina mine produced 3.489 million tons of limestone and dolomite, having supplied (i) approximately 1.727 million tons of steel mill fluxes (limestone and dolomite) to the UPV (Presidente Vargas Mill); (ii) 0.940 million tons of non-steel-mill limestone for the manufacture clinker in Arcos; (iii) 0.042 million tons of non-steel-mill limestone for production of cement in the Milling Unit located in the UPV, in Volta Redonda/RJ (State of Rio de Janeiro); and (iv) 0.303 million tons of sub-products from the production of limestone sold as input for industries that produce agricultural limestone. In addition, 0.477 million tons of sub-products from the production of limestone were kept in stock for future use in the production of clinker, after the implementation of the new clinker furnace.

In 2014, the Bocaina mine supplied to UPV approximately 1.77 million tonnes/year of steel limestone and 0.97 million tonnes/year of non-steel limestone to produce clinker in Arcos.

In 2013, the Bocaina mine supplied to UPV approximately 1.89 million tonnes/year of steel limestone and 0.92 million tonnes/year of non-steel limestone to produce clinker in Arcos/MG.

The clinker plant, main raw material to produce cement supplied 0.6 million, 0.7 million and 0.7 million tonnes of clinker in 2015, 2014 and 2013, respectively for the milling unit located in Volta Redonda.

1.3. Tin

One of the essential raw materials to produce tin plates is tin, produced by Estanho de Rondônia S.A (“ERSA”), a CSN’s subsidiary, with installed production capacity of approximately 3.6 thousand tonnes/year of tin. ERSA is composed of Mineração Santa Bárbara, Itapuã do Oeste, from where cassiterite is extracted, and tin works in Ariquemes, from where tin is obtained, both in the state of Rondônia.

The tin produced by ERSA is consumed by the Company in the production of tin plate at Presidente Vargas steel. In 2015, 251 tons of tin were transferred to the UPV, while in 2014 and 2013, 172 and 470 tons were shipped, respectively.

1.4. Tecar

The Solid Bulk Terminal (Tecar) is liable for the shipment of entire iron ore transacted by the Company in the overseas market. In addition, other products are unloaded at Tecar, such as coal, oil coke, sulfur and zinc concentrate for own consumption and several clients.

In 2015 28.2 million tons were shipped by Tecar of own and third party iron and 3.1 million tons of coal, coke and other reducers were unloaded.

In 2014, Tecar shipped 32.8 million tons of own and third parties iron ore and 3.4 million tons of coal, coke and other reducers.

In 2013, Tecar shipped 28.9 million tons of own and third parties iron ore and 3.1 million tons of coal, coke and other reducers were unloaded, besides 55,000 tons of clinker for own consumption.

2. Steel

Dominating the entire steel production chain, the Company serves several industry segments, with a diversified line of high added-value line of products. The Company produces the most varied types of galvanized covered anti-corrosion materials and less susceptible to price fluctuations in the international market.

The main markets serviced by the Company are: automotive, civil construction, large chains (distribution), white goods (household appliances). OEM (capital goods) and metal packages.

The Company has five lines of galvanization in Brazil, thus distributed: three lines in Presidente Vargas steel mill, in Volta Redonda/RJ, one line in Porto Real, state of Rio de Janeiro and another one in CSN branch located in the state of Paraná, in Araucária, where it operates cold strip mill and pre-painting processes.

CSN also relies on three foreign subsidiaries: (i) CSN LLC (“CSN LLC”), installed in Terre Haute, in the State of Indiana, USA, which operates cold strip mill and galvanization, (ii) Lusosider (“Lusosider”), installed in Paio Pires, Portugal, which produces covered rolled steel and (iii) Stahlwerk Thüringen GmbH (“SWT”), installed in Unterwellenborn, Germany, which produces steel shapes.

CSN has an installed capacity of 1 million tons/year of tin plate, largely used in the package sector. The Company also produces the Galvalume, steel covered with zinc and aluminum, which combines brightness and durability, besides pre-painted steel, both largely applied in the civil construction and white goods sectors.

At the end of 2013, a unit in Volta Redonda was inaugurated, which manufacturers, long steel, with annual production capacity of 500,000 tons, among concrete reinforcing bars and wire rod.

2.1 - Presidente Vargas steel mill

The Company’s main steel unit, the Presidente Vargas steel mill has an annual installed capacity of 5.6 million tons of raw steel. In 2015 the production of raw steel reached 3.3 million tons and the production of rolled steel showed 4.0 million tons. In 2014, the production of raw steel amounted to 4.5 million tons, while production of rolled steel totaled 4.3 million tons. In 2013, the production of raw steel reached 4.5 million tons and the production of rolled steel reached 4.6 million tons.

2.2- Porto Real Branch

CSN’s branch in Porto Real/RJ is strategically located between the cities of Rio de Janeiro and São Paulo, mainly serving the automotive sector, with a wide range of international standard products and services. It relies on one line of hot galvanization, cutting services and a modern laser solder center. Production by the Porto Real branch came to 293, 333 and 354 thousand tons in 2015, 2014 and 2013, respectively.

2.3 –Paraná Branch

CSN Paraná branch produces Galvalume®, which is mainly used in open-air constructions due to its high resistance to corrosion. The branch also produces pre-painted flat steel, which is a high value added product that is used in civil construction and in the production of white line goods. CSN Paraná has an annual capacity of 100 thousand tons of pre-painted steels and 220 thousand tons of hot-rolled pickled steel. The Paraná branch’s production totaled 509, 457 and 537 thousand tons in 2015, 2014 and 2013, respectively.

2.4 – Cia. Metalic Nordeste

CSN’s subsidiary, Cia. Metalic Nordeste, with head offices in the state of Ceará, produces two piece steel beverage cans, besides aluminum cover caps for beverage cans.

In 2015, Cia Metalic Nordeste sold 456 million cans and 471 million caps, while in 2014, Cia Metalic Nordeste sold 415 million cans and 517 million caps. In 2013, 507 million cans and 681 million caps were sold.

2.5- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. Aimed to the production of steel packages and lithograph services, Prada has two plants located in São Paulo where its lithographic complex is located and the manufacturing of packages for chemical aerosol products and one in Uberlândia-MG concerned with food packages, representing a relevant tin mill steel client of CSN. Prada also operates in the distribution and services market. Currently, in the Southeast region, it owns a Services Center and six distribution centers of productions, including: sheets, blanks, coils, UDC shapes, welded tubes, steel deck and metal roof for the most diverse industry segments.

Its lines are capable of meeting volumes and technical specifications required by food, chemistry, aerosol and services industries.

In 2015, Prada by means of the distribution segment, sold 563 thousand tons of steel. In 2014 and 2013, 303 thousand and 386 thousand tons were sold, respectively, through the distribution segment.

2.6- Companhia Siderúrgica Nacional, LLC

Companhia Siderúrgica Nacional LLC located in the United States administers a cold rolled steel and galvanization mill, installed in Terre Haute, the State of Indiana. In 2015, 247,000 tonnes of cold rolled and galvanized coils were produced in CSN LLC. While in 2014 and 2013, this unit produced 262,000 tons and 297,000 tons, respectively of these same products.

2.7- Lusosider Projectos Siderurgicos S.A.

Installed in Paio Pires, Portugal, Lusosider Projectos Siderúrgicos, S.A. operates the cold rolling and hot galvanization. In 2015, Lusosider sold 321,000 tons of galvanized products, cold rolled steel and pickled oil/oiled coil, while in 2014 and 2013, these volumes reached 289,000 and 276,000 tons, respectively.

2.8- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH, consolidating its results as of February 2012. Located in Unterwellenborn, Germany, the plant is specialized in the production of steel shapes employed in construction. In 2015, SWT sold 743,000 tons of steel shapes and in 2014 this volume added 746,000 tons of shapes.

3. Logistics

3.1 Port

Tecon is a containers and general cargo terminal, administered by CSN’s subsidiary Sepetiba Tecon S.A.. In 2015, it handled 152,000 containers, of which 926,000 tonnes of steel products and 206,000 tonnes of general cargo. In 2014, Tecon handled 173,000 containers, of which 364,000 tons of steel products and 110,000 tons of general cargo. In 2013, Tecon hadled over 257,000 containers, of which 116,000 tons of steel products and 22,000 tons of general cargo.

3.2 Railway

CSN holds interest in three railway companies: MRS Logística S.A. (“MRS”), FTL – Ferrovia Transnordestina Logística S.A. (“FTL”) and Transnordestina Logística S.A. (“TLSA”).

MRS

CSN directly and indirectly holds 37.27% of MRS Logística’s capital, which operates the former Southeast Network of Rede Ferroviária Federal S.A (RFFSA), in the Rio de Janeiro – São Paulo - Belo Horizonte connection.

MRS’s main performance segment is those clients referred to as heavy haul (ore, coal and coke loads), carrying approximately 124 million tons in 2015, corresponding to 74% of total amount carried by the Company, as well as long-term agreements.

In the containers sector, MRS maintained its position among the largest domestic railway sector carriers, by carrying 1.5 million tons containers in 2015, by comparison with a volume of 1.2 million tons in 2014 and 1.0 million tons in 2013.

The railway transportation services rendered by MRS are essential in the supply of raw materials and flow of final products. The total amount of iron ore, coal and coke consumed by Presidente Vargas steel mill is carried by MRS, as well as part of steel produced by CSN.

FTL

CSN holds 89.79% interest in FTL, operator of RFFSA’s former northeast network, which crosses seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with total extension of 4,534 km, with current transportation capacity of approximately 2 million tons/year, pointing out the transportation of cement, aluminum and ore, among other products.

In 2015, 2.4 million tons were transported, while in 2014, 2 million tons was transported, mainly fuel, cement, aluminum and ore, along with other products, particularly in the stretch between São Luís, Teresina and Fortaleza. In December 2013, first month of FTL operation, 100,000 tons were carried, pointing out the transportation of fuel, cement, aluminum and ore, among other products, especially in the stretch between São Luís, Teresina and Fortaleza.

TLSA

The railway project has an extension of 1,728 km, which will connect the railway terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará.

The railway’s projected operation capacity is 30 million tons/year which must play an important role in the development of the Northeast region and create a logistics option for the local economic development, in the oil and byproducts, grains, mining, agriculture and other sectors. On December 31, 2015 CSN’s stake in TLSA was 56.91%.

4. Energy

CSN is one of Brazil’s largest electricity industrial consumers, which ranks it in an outstanding position together with other large Electro-intensive Groups. Thus, since 1999, CSN has been investing in electricity generation project that ensure to CSN a generation capacity sufficient to meet the group’s electricity needs.

Its assets in this segment are (i) the Itá hydroelectric power plant, in Santa Catarina, where the Company holds a 29.5% indirect interest by means of 48.75% equity interest in Itá Energética S. A., corresponding to an average 167 MW; (ii) the Igarapava hydroelectric power plant, in Minas Gerais, with an average 23.37 MW, and a 17.92% share of total capital; and (iii) the Thermoelectric co-generation center, at the Presidente Vargas steel mill, in Volta Redonda, with installed capacity of 235 MW. This unit uses own residual gases from steel production as fuel.

In 2014, the top rotor shaft came into operation with a capacity of 21MW, installed in Blast Furnace 3 of the Presidente Vargas Steel Mill, which is located in Volta Redonda/RJ.

5. Cement

The cement industry is complementary to steel industry and supplies the entire civil construction segment, a sector of essential relevance for the country’s economic development.

In 2015 the new cement crushing operations located in Arcos/MG went into production, producing in that year 227 thousand tons. The capacity of the new crushing operations is of 2 million tons per year.

In 2015 there was production of 2.0 million tons of cement, 2.2 million in 2014 and 2.0 million tons of cement in 2013.

CSN currently commercializes cement of the CP-II and CP-III types, sold in the Baixada Fluminense region, in the South of the State of Rio de Janeiro, in the Paraíba Valley and in Greater São Paulo, in addition to the State of Minas Gerais.

Company’s Net Revenues

Tables and graphs below show the Company’s consolidated net revenue:

R$ Million		Steel	Mining	Port Log.	Railway Log.	Energy	Cement	Elim./Corp.	Consolidated
2015	Domestic Market	6,757	175	213	1,157	245	432	-1,227	7,752
	Foreign Market	4,445	3,012	0	0	0	0	122	7,580
	Total	11,202	3,187	213	1,157	245	432	1,104	15,332
2014	Domestic Market	8,650	307	202	1,105	324	440	-1,063	9,966
	Foreign Market	2,841	3,803	0	0	0	0	-484	6,160
	Total	11,492	4,109	202	1,105	324	440	-1,547	16,126
2013	Domestic Market	9,696	680	195	1,074	212	416	-1,025	11,247
	Foreign Market	2,697	4,617	0	0	0	0	-1,249	6,065
	Total	12,393	5,297	195	1,074	212	416	-2,274	17,312

(ii) Factors materially affecting the operating results

The most relevant sources of the Company’s revenues derive from the production and trading of steel products and iron ore. Thus, Brazil’s and the world’s economic activity level has strong influence on its results.

The Company sells steel mill products mainly in the domestic market, however its sales of steel in the export market have been increasing. Therefore, one of the factors of influence on results is the domestic economy’s growth pace, especially the most intensive sectors in the use of steel, such as the automotive, while goods sectors and civil construction. These sectors are directly influenced by the availability and cost of credit to consumer. The macroeconomic politics decision, such as the level of interest rates, or which affect credit, such as taxes or other mechanisms are continuously monitored. The impact of infrastructure works is also a relevant factor, whether related to events, such as the Olympic Games or the growth of productive sectors, such as oil or civil construction, PAC works (Brazilian Growth Acceleration Program), amongst others.

Another factor of influence is the balance between world’s steel supply and demand, which determines the price levels and also influences the imports level.

In the mining sector, results are directly influenced by the balance between world’s iron ore supply and demand. The highest amount of the Company’s net revenues refers to the sale of iron ore deriving from exports mainly to Asia, especially China.

Referring to costs, metal coal and coke prices, metals such as aluminum, zinc and tin, as well as the foreign exchange rates, are relevant factors in steel production. In case of mining and logistics (railway transportation), the cost of fuel is a relevant component. Additionally, as the Company has expansion projects, the cost of equipment and services is an essential variable to be monitored.

b) revenue variation attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

In the steel industry, besides the international prices, other factors may affect the prices of our products, such as foreign exchange rates, import duties, domestic supply and demand. In addition, the effects of inflation and of exchange rates affect the costs and the revenues, which could impact the profitability of the business.

Referring to mining, most of our sales derive from iron ore exports, therefore, pegged to the international demands. The foreign exchange component is the critical factor for determination of the competitiveness of costs and determination of the revenue.

In case of cement, revenue is denominated in Reais and inflationary variations may impact results. In this way the foreign exchange component is less representative in this segment.

Since most of the Company’s revenues derive from steel and mining sectors, the Company quantifies below the effects of changing volumes and prices over its revenues in these two segments.

In 2015 net revenue reached R$15.3 billion, 5% less in relation to that recorded in 2014, mainly due to the drop in revenue of the mining sector. The net revenue from the steel mill totaled R$11.2 billion, or 68.2% of the consolidated net revenue, with sales of 5.0 million tons of steel, of which 3.0 million in the domestic market and 2.0 in the export market (considering exports and sales abroad by means of the Lusosider, CSN LLC and SWT subsidiaries). The net revenue from mining totaled R$3.2 billion, representing 19.4% of the consolidated net revenue, with sales of 25.7 million tons of iron ore, predominantly in the export market.

In 2014, net revenue totaled R$16.1 billion, 7% lower than in 2013, mainly on account of the lower revenues from the mining and steel making segments. Net steel revenues amounted to R$11.5 billion, or 65% of consolidated net revenue, with sales of 5.2 million tons of steel, 3.7 million of which went to the domestic market and 1.5 million to the external market (taking into account exports and foreign sales by the company’s subsidiaries Lusosider, CSN LLC and SWT). Net mining revenues totaled R$4.1 billion, which represents 23.3% of consolidated net revenue, with sales of 28.9 million tons of finished iron ore products, mainly to the foreign market.

In 2013, the net revenue reached R$17.3 billion. 14% higher than that recorded in previous year, mainly due to higher revenue from steel and mining segments. The steel net revenues totaled R$12.4 billion or 63% of consolidated net revenues, with sales of 6.1 million of tons of steel, 4.6 billion in the domestic market and 1.5 million in the foreign market (including exports and foreign sales through the subsidiaries Lusosider, and CSN LLC and SWT). The mining net revenues totaled R$5.3 billion or 27% of consolidated net revenues, with sales of 25.7 million tons of iron ore finished products, mainly for the foreign market.

c) impact of inflation, price variation of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial results

As mentioned in item (a), the prices of certain inputs directly influence the Company’s results, especially:

Part of the Company's costs and expenses is pegged to the Brazilian Real, with inflation adjustment clause in the agreements.

  Coal, coke, pellets and metals, in case of steel industry, pegged to the U.S. dollar;
  Fuel in case of mining and railway transportation; and
  Clinker in case of cement.

Besides production inputs, another relevant factor is the price of equipment and services, since the Company has a substantial portfolio of investment projects in all its business areas.

The Company is exposed to interest and foreign exchange rate risks on its loans, financing and short-term financial investments.

The financial resources that are available are invested in investment funds, which include committed transactions backed by private and government securities with pre-fixed earnings and having immediate liquidity. The private instruments are short-term financial investments in Bank Deposit Certificates (CDBs) with earnings pegged to the variation of the Interbank Deposit Certificates (CDIs) and the government securities are basically committed transactions backed by National Treasury Notes. In addition, the Company also invests a portion of its financial resources abroad in Time Deposits with pre-fixed rates.

CSN has debts in foreign currency and Brazilian currency, which are both pre- and post-fixed.

On December 31, 2015 47% of the debt was denominated in Reais, and the remaining 53% denominated in other currencies. On December 31, 2014 54% of the debt was denominated in Reais and the other 46% denominated in other currencies. On December 31, 2013 59% of the debt was denominated in Reais, and the remaining 41% denominated in other currencies.

The debt is pegged to the Libor (London Interbank Offered Rate), to the CDI (Interbank Deposit Certificate) and to the TJLP (Long-term Interest Rate). On December 31, 2015 approximately 47% of the debt was pegged to the floating interest rate (Libor, TJLP and CDI), compared with 49% on December 31, 2014 and 52% on December 31, 2013.

The consolidated net foreign exchange exposure on December 31, 2015 is shown in the table below:

		12/31/2015
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,625,202	5,197
Trade receivables	169,511	7,258
Other assets	57	20,743
Total assets	1,794,770	33,198
Borrowings and financing	(4,569,415)	(121,989)
Trade payables	(20,195)	(4,944)
Other liabilities	(25,005)	(92,363)
Total liabilities	(4,614,615)	(219,296)
Foreign exchange exposure	(2,819,845)	(186,098)
Notional amount of derivatives contracted, net	1,435,000
Cash flow hedge accounting	1,557,667
Net Investment hedge accounting		120,000
Net foreign exchange exposure	172,822	(66,098)

It is stressed that CSN uses a number of instruments for protection from foreign exchange risk and from interest rate risk.

Effects on the Company’s operating results

In 2015 the cost of goods sold totaled R$11,800 million, 2% more than in 2014, mainly due to the foreign exchange impact on the steel mill segment.

In 2014, the consolidated cost of products sold came out to a figure of R$11,592 million, 7% lower than the comparable figure recorded in 2013, basically due to the lower cost of products sold in the steel segment.

In 2013, the consolidated cost of products sold reached R$12,423 million, 10% up over cost of products sold in 2012, basically due to the higher volume sold by steel industry and an increase of production costs in the steel industry.

Effects on the Company’s financial result

In 2015 the managerial net financial result was a negative R$3,889 million, as opposed to a net financial result in 2014 of R$3,081 million.

In 2014, the Company’s net financial result was a negative R$3,081 million by comparison with a negative net financial result of R$2,512 million in 2013.

In 2013, the Company’s net financial result was negative at R$2,512 million compared to a negative net financial result in 2012 of R$2,151 million.

10.3 Relevant effects that the following events have caused or are expected to cause on the Company’s financial statements and its results:

a) introduction or disposal of operating segment

In 2013 and 2014 no operational segments were introduced or disposed of.

On December 11, 2014, CSN’s Board of Directors approved the establishment of a strategic alliance with an Asian consortium composed of ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”). The transaction was concluded on November 30, 2015.

The transaction consists of the combination of the correlated mining and logistics business of the Company and of Namisa in a new company, Congonhas Minérios, including the commercial establishment relative to the Casa de Pedra iron ore mine, 18.63% of equity participation in MRS and the rights for operation of the Tecar harbor terminal, in Itaguaí (RJ).

The following stages were fulfilled for completion of the transaction:

• Payment of dividends by Namisa amounting to US$1.4 billion, equivalent to R$5.4 billion, which were paid prior to the closing of the transaction;

• Restructuring of Congonhas Minérios with the transfer by CSN, of the CNS assets and liabilities relative to Casa de Pedra, the rights to operate the Tecar, 60% of the shares of Namisa, 8.63% of the shares of MRS and US$850 million in debts, equivalent to R$3,370 million, as disclosed in note 9 c;

• Acquisition by Congonhas Minérios of 40% of the shares of Namisa held by the Asian Consortium, with the merger of the latter into Congonhas Minérios;

• Execution of the new shareholders agreement of Congonhas Minérios;

• Payment by CSN of US$680 million relative to the acquisition of 4% of the shares held by the Asian Consortium in Congonhas Minérios, as well as an additional US$27 million relative to the acquisition of 0.16% of the shares likewise held by the Asian Consortium in Congonhas Minérios, totalizing US$707 million, equivalent to R$2.7 billion; and

• Settlement of the pre-existing agreements with Namisa for supply of ROM (high and low silica), harbor services and iron ore processing.

Considering the position of Congonhas’ Minérios assets, the capital contributions of the Asian Consortium in the transaction, as well as the adjustment deriving from the negotiations between the parties, adjustments of debt, cash and working capital difference, CSN and the Asian Consortium held, respectively, 87.52% and 12.48% of the capital stock of Congonhas Minérios at the end of the transaction.

The transaction also includes an earn-out mechanism, which, in the event of qualified liquidity that could occur within the given valuation parameters and within an agreed period of time agreed upon after the closing of the transaction, could dilute, at the exclusive discretion CSN, the participation of the Asian Consortium in Congonhas Minérios of 12.48% up to 8.21%. This mechanism was considered to be a contingent asset and no related asset was booked.

A portion of the production of Congonhas Minérios’ iron ore will be sold to the members of the Asian Consortium and to CSN. These rights are reflected in long-term supply agreements executed on November 30, 2015, the terms of which were negotiated on usual market conditions. The Company also ensured the use of the TECAR for import of raw materials by means of execution of a long-term agreement.

The impacts of the above event on the financial statements of the Company are summarized in the table below:

Events	R$ Million Restated
	Accounting effect
	P&L	Equity
Valuation Gain on 60% participation in Namisa, at fair value - item 3.3 (a) iii	2,792	2,792
Gain on settlement of preexisting relationships - item 3.3 ( c)	621	621
Gain on business combination before tax / social contribution (Note 24)	3,413	3,413
Income tax on the gain of the pre-existing relationship - item 3.3 (c)	-528	-528
Gain in transaction between shareholders - item 3.4		1,585
Total impact of the business combination	2,885	4,470

For more information, see explanatory note 3 of the Standardized Financial Statement for the fiscal year ended December 31, 2015.

b) creation, acquisition or disposal of equity interest

There was no establishment, acquisition or disposal of material shareholdings in 2013 and 2014.

As mentioned in item 10.3 “a” above, within the context of the strategic alliance established between the Company and the Asian Consortium, described above, the Company acquired 4% of the shares of Congonhas Minérios held by the Asian Consortium for US$680 million and 0.16% for US$27 million, which resulted in final participations in the capital stock of Congonhas Minérios of 87.52% for the Company and 12.48% for the Asian Consortium.

c) non-usual events or operations
In the last three fiscal years there were no unusual events or operations which materially affected the Company’s business.

10.4

a) relevant changes in the accounting practices
New standards and interpretations not yet adopted
Standard	Description	Effective Date
IAS 16 and IAS 38	“Property, plant and equipment” and “Intangible assets” – in May 2014, the aforementioned accounting rules were revised, clarifying that the revenue based method will not be allowed for depreciation or amortization.	2016
IFRS 10 and IAS 28	“Consolidated financial statements” and “Investment in Affiliated Companies, Subsidiary Companies and in Jointly Controlled Enterprises” – in September 2014, a revised version was issued in which it was proposed that gains or losses as a result of the sale or contribution from a subsidiary which does not constitute a transaction, as defined in IFRS 3, between an investor and its subsidiary or jointly controlled subsidiary, is only recognized in the participation of the unrelated investors in the subsidiary or jointly controlled subsidiary.	2016
IFRS 7	“Financial instruments: Disclosure” – in September 2014, the IASB revised rule IFRS 7, with guidance on when a service contract has continuous involvement and establishing that the additional disclosure requirements do not only apply to interim periods. This rule has not yet been published by the CPC and should come into force with effect from 2016.	2016
IFRS 9

"Financial Instruments". IFRS 9 maintains but simplifies the combined measurement model and establishes two main measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the characteristics of financial asset's contractual cash flow.

For financial liabilities the rule retains most of the requirements of IAS 39.

The main change relates to those cases where the fair value calculated for financial liabilities should be segregated so that the part of the fair value related to the credit risk of the entity itself is recognized in “Other comprehensive income” and not in the result for the period.

IAS 39 guidance on the impairment of financial assets and hedge accounting is still applicable.

		2018

Standard	Description	Effective Date
IFRS 11	The amendments to IFRS 11 provide instructions on how to book a joint acquisition of a business that represents a “business” that apply the applicable principles of IFRS 3 for business combination (sic). The amendments also make it clear that an equity participation previously held in a joint transaction is not re-measured on the acquisition of additional participation in the same joint transaction for as long as the joint control is maintained.	2016
IFRS15	“Revenue from contracts with clients”. This new rule establishes the principles that an entity is to apply in order to determine the measurement of revenue and when it should be recognized. This rule replaces IAS 11 – Construction Contracts, IAS 18 – Revenues and corresponding interpretations.	2018
IFRS16	Defines the principles for recognition, measurement, presentation and divulgement of leases. IFRS 16 substitutes IAS17 – Leases and related interpretations.	2019
There are no other regulations, changes in regulations or interpretations not yet in force that the Company expects to have a material impact when applied to its financial statements.

b) significant effects of the alterations in accounting practices
There was no modification of accounting practice.

c) qualifications and emphases that are present in the opinion of the auditor:

Qualifications

There are no qualifications in the opinions of the independent auditors relative to fiscal years 2015, 2014 and 2013.

Emphases

The report of the independent auditors on the restated financial statements for the fiscal year ended December 31, 2015 included the following emphasis:

“Emphasis: Restatement of the financial statements: about the facts that (i) as explained in note 2.a.b), the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. These financial statements were amended and are being restated to reflect the adjustments arising from the change in interpretation regarding the application of Technical Pronouncement CPC 15 (R1) – Business Combination and the international standard IFRS 3 – Business Combination issued by IASB, to the business combination carried out by the subsidiary Congonhas Minérios S.A. Our opinion has not been modified regarding this matter. The corresponding individual and consolidated amounts shown in the balance sheet as of December 31, 2014, and the statement of cash flows for the year then ended, which were presented for comparison purposes, are being restated due to the subject described in note 2.a.a) of the financial statement.”

“Other matters: The individual and consolidated statements of value added (DVA) for the fiscal year ended December 31, 2015, which were prepared under the responsibility of the Company’s Management, the presentation of which is required by the Brazilian corporate legislation for publicly-held companies, and as complementary information, according to the IFRSs, which do not require the preparation of the DVA. These statements, which were amended and restated in order to reflect the adjustments described in note 2.a.b) to the financial statements, were analyzed according to the same audit procedures described above and, in our opinion, they are properly stated, in all material aspects, considering the financial statements as a whole.”

With regard to the emphasis included in the report of the independent auditors’ about the financial statements for the year ended December 31, 2015, the Company’s Officers reaffirm the change in the interpretation of CPCs/IFRSs, identified due to the reassessment of business combinations events as a result of the questions raised by the Securities and Exchange Commission (SEC) about the accounting procedure adopted in the presentation of the item “non-controlling interests in Congonhas Minérios” in the consolidated financial statements. According to the new interpretation, business combination gains were recorded for Congonhas Minérios prior to the admission of the Asian Consortium in its shareholders base. For this reason, said gains were assigned exclusively to CSN, and not to the Consortium and CSN proportionally.

The report of the independent auditors on the financial statements for the fiscal year ended December 31, 2013 included the following emphasis:

“Emphasis: The opinion of the auditors emphasized, for the year 2013, that the individual financial statements of the Company were prepared in accordance with the accounting practices adopted in Brazil when they diverged from the IFRS, applicable to the segregated financial statement, only as regards the valuation of instruments in control subsidiaries, related companies and joint transactions by the equity accounting method.”

10.5 Executive Officers should indicate and comment on critical accounting policies adopted by the Company, including Management’s accounting estimates concerning uncertain and relevant matters to describe the Company’s financial situation and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, the useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for impairment tests on assets and financial instruments

The Company’s critical accounting policies:

The preparation of the financial statements in accordance with the International Financial Reporting Standards (IFRS) and the rules issued by the Brazilian Accounting Pronouncements Committee (CPC) requires the use of certain accounting estimates and also the judgment by the Company’s management in the process of adoption of the Company’s accounting policies.

The estimates are based on the best knowledge existing in each fiscal year. Changes in facts and circumstances may lead to a revision on these estimates. Therefore, actual results may vary in relation to the estimates presented.

The significant assumptions and estimates, which are considered by the Company’s Management as requiring a higher judgment level and having greater complexity for the preparation of financial statements are presented as follows:

(a)     Fair value of business combination

The identifiable assets acquired and liabilities undertaken in a business combination are measured at fair value on the acquisition date, in compliance with CPC 15(R1) “Business Combination”. Consequently, when we determine the allocation of the acquisition price, there is an adjustment to the fair value of certain items—such as inventories, property, plant and equipment, mines, present value of noncurrent assets and liabilities—in accordance with valuation reports prepared by independent appraisers. The Company has 12 months (measurement term), as of the acquisition date, to additionally recognize better information on the fair value recognized on the acquisition date. The acquisition method is applied to account for each Company’s business combination.

Goodwill is represented by the positive difference between paid and/or payable value for the purchase of a business and the net amount of fair value of assets and liabilities of the subsidiary acquired. If there is a gain from an advantageous purchase, the Company must recognize it immediately in the period’s results on the acquisition date.

(b)    Useful life of assets

Depreciation is calculated by the straight-line method, based on the remaining economic useful life of the assets in accordance with Note 10 to the consolidated financial statements. The useful lives initially established by independent experts are revised at least once per year for all units.

If some components of property, plant and equipment have different useful life, these components are separately recognized as property, plant and equipment items.

(c)     Mineral reserves and useful life of mines

The estimates of proven and probable mineral reserves are regularly evaluated and updated. These reserves are determined using generally accepted estimation techniques. Calculating the reserves requires the use of several assumptions by the mining team, and any changes in these assumptions can have a significant impact on recorded proven and probable reserves and useful life of mines.

(d)    Impairment of tangible and intangible assets

Assets with an indefinite useful life, such as goodwill, are not subject to amortization and are tested on an annual basis to verify impairment. Assets subject to amortization or depreciation are revised for impairment purposes whenever events or changes in circumstances show that the book value may not be recoverable. The value recognized as impairment loss corresponds to the book value of the asset exceeding its recoverable value. The latter is the highest value between an asset fair value net of sale costs and its value in use. For the purposes of impairment valuation, assets are divided into the lowest levels for which there are identifiable cash inflows separately (CGUs). Non-financial assets, except for goodwill, which have been impaired, are subsequently reviewed to analyze a possible impairment reversal on the reporting date.

In the case of equity securities (shares) classified as available-for-sale, a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. To determine what is considered a “significant” or “prolonged” decline requires judgment, which includes the assessment of several factors such as the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost, and the financial health and short-term prospects of the business for the investee, including industry and segment performance, changes in technology, and operating and financial cash flows.

(e)    Post-employment and pension benefits

The pension plans granted by the Company cover essentially all its employees. The amounts recorded depend on several assumptions, determined by actuarial calculation, in accordance with CPC 33(R1) – Employee Benefits. These assumptions are described in Note 27 to the Company’s consolidated financial statements and include, among others, internal rate of return and nominal wage growth. When the benefits of a plan are increased, the increased benefit portion relating to employee’s previous service is recognized in the statement of income at the straight-line method during the average period until benefits become vested. Under the condition that benefits become immediately vested, expense is instantly recognized in the income.

The Company opted to account for all actuarial gains and losses resulting from defined benefit plans directly in other comprehensive income, which later are transferred to retained profits or losses. If the plan is extinguished, all the accumulated actuarial gains and losses are recorded in the income.

The parent company and some subsidiaries offered a post-retirement healthcare benefit to its employees. The expected costs of these benefits are accumulated during the employment period, being calculated through the same accounting method used for defined benefit pension plans.

These obligations are annually evaluated jointly with qualified independent actuaries.

(f)      Provisions

Provisions for legal proceedings are recorded only when the expectation of loss is considered probable and an amount can be safely estimated. This determination is carried out jointly by the Company’s Management and legal advisors. The estimates are duly recognized in the financial statements in accordance with CPC 25 – Provisions, Contingent Liabilities and Contingent Assets.

The Company is party to legal suits and administrative proceedings involving tax issues which are deemed as unconstitutional, therefore the Company believes these taxes should not be paid. The amounts recorded for such tax disputes and other contingencies can undergo future changes due to developments in each case, including changes in the legislation, final court decisions specific for the Company, which in the uncertain legal Brazilian environment, as well as in other jurisdictions, require significant estimates and judgments to be made by the Company’s Management regarding the results of future events. More details on provisions can be found in Note 17 to the Company’s consolidated financial statements.

(g)     Income tax and social contribution

The current and deferred income tax and social contribution are calculated based on the enacted tax laws on the date of the balance sheet, including in countries in which the entities of the Group operate and generate taxable income. Management assesses periodically the positions assumed in the calculation of taxes on income in relation to the situations in which the applicable tax regulations give margin for construals. The Company accrues provisions, when appropriate, based on the estimated amounts of payment to the tax authorities. The current and deferred taxes are recognized in the results, unless they are related to the business combination, or items that are directly recognized in the stockholders equity.

The current tax is the event that is expected to be payable or receivable on the taxable profit or loss of the fiscal year, at rates that are decreed on the date of presentation of the financial statements and any adjustment to taxes payable in relation to previous fiscal years.

Deferred tax is recognized based on temporary differences arising between the book values of assets and liabilities for accounting purposes and corresponding amounts applied for tax purposes. The deferred tax is not recognized for temporary differences that derive from the initial recognition of assets and liabilities in a transaction that is not a business combination and that does not affect either the book profit not the tax profit or loss, and differences related to investments in subsidiaries and controlled entities when it is probable that they will not revert within a predictable future.

Furthermore, liability deferred tax is not recognized for temporary tax differences resulting from the initial recognition of a premium. The deferred tax is measured by applying the tax rates that are expected to be applied to the temporary differences when they are reverted, based on the laws enacted up to the date of presentation of the financial statements.

Current income tax and social contribution are shown net, by taxpaying entity, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total payable on the date of the report.

Deferred tax assets and liabilities are offset when there is a legal right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually a review is conducted to verify the existence of future taxable profits and a provision is recognized for loss when the realization of such credits is not probable within a period of less than 10 years.

(h)    Allowance for doubtful accounts

The allowance for doubtful accounts was established in an amount considered sufficient to support possible losses. Management’s assessment of these provisions takes into account the client’s history and financial situation and the opinion of our legal advisors regarding the receipt of these credits for the recording of this provision.

(i)      Fair value of derivative financial instruments

•         Derivative instruments

The Company recognizes in its balance sheet all derivative financial instruments at fair value. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “Financial result”.

With regard to fair value measurement, it is necessary to consider factors such as future foreign exchange and interest rates. To better understand the possible impacts caused by fluctuations of exchange and interest rates on the Company’s main instruments and positions, see Note 13 to the Company’s consolidated financial statements.

•         Hedging activities

The Company uses hedge accounting and designates certain financial liabilities as instruments for hedging foreign exchange risks in conjunction with the cash flows from forecast and highly probable exports (cash flow hedge).

At the start of the operation the Company registers the ratios between the hedge instruments and the items protected by hedge (forecast exports), as well as the objectives of risk management and the strategy for carrying out various hedge operations. The Company also registers its assessment, both at the start of and throughout the hedge operation, that the transaction is effective in offsetting variations in the cash-flows of the items protected by the hedge.

The effective part of the changes in the fair value of financial liabilities, designated and qualified as cash-flow hedge is recognized in shareholders’ equity, under the heading “Hedge Accounting”. The gains or losses related to the non-effective part are recognized in the financial result, when applicable.

The cumulative values in shareholders’ equity are shown in the income statement in the periods in which the forecast exports affect the result.

When a hedge instrument lapses or is settled in advance, or the hedge ratio no longer meets the accounting criteria for Hedge Accounting, or when Management decides to discontinue hedge accounting, all cumulative gains or losses that are in shareholders’ equity at that moment remain registered in shareholders’ equity. When the forecast transaction is carried out, the gain or loss will be reclassified, and be transferred to the result. When it is no longer expected that a forecast operation will take place, the cumulative gain or loss which had been shown in shareholders’ equity is immediately transferred to the result under the heading “Financial Result”.

The movements of the hedge values denominated are shown in note 13.b.

10.6. Relevant items not disclosed in the Company's financial statements:

a) assets and liabilities directly or indirectly held by the Company that are not included in its balance sheet (off-balance sheet items), such as:

(i) operating leases, taken and extended;

(ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable;

(iii) future goods and services purchase and sale agreements;

(iv) incomplete building agreements;

(v) agreements for future receipts of financing.

The Company has the following relevant liabilities that are not included in its financial statements (amounts in R$ thousand):

Take-or-Pay Agreements

On December 31, 2015 and 2014 the Company had take-or-pay agreements, as shown in the table below:

	Payments for the period

	2014	2015	2016	2017	2018	2019	After 2019	Total
Service

Transportation of iron ore, coal, coke, steel products, cement and mining products	263,266	197,646	624,459	595,951	595,951	595,951	3,916,115	6,328,427
Unloading, storage, handling, loading and road transport services	5,570
Energy, natural gas, oxygen, nitrogen, argon, iron ore pellet, coal and clinker supply	1,011,416	1,023,465	342,817	32,205	32,205	32,205	64,409	503,841
Beneficiation of blast furnace mud and scrap from the steel production process	49,739	104,013	18,743	8,507	8,507	7,074	22,988	65,819
Industrialization, repair, recovery and production of the casting machines	40,250	127,776	2,885					2,885

	1,370,241	1,452,900	988,904	636,663	636,663	635,230	4,003,512	6,900,972

Concession Agreements

The future minimum payments relative to the governmental concessions, on December 31, 2015, expire as shown in the table below:

Concession	Service	2015	2016	2017	2018	After 2018	Total

FTL (Ferrovia Trasnordestina Logística)	30 years concession issued in December 31, 1997, renewable for more 30 years, for the exploration public service development of the brazillian northeast railway system. The northeast railway system encompasses 4,238km in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte	8,229	8,229	8,229	8,229	65,832	98,748
Tecar	Concession to operate the bulk terminal TECAR in Itaguaí, RJ, expiring in 2022, renewable for more 25 years	125,326	125,326	125,326	125,326	3,509,116	4,010,420
Tecon	Concession to operate the containers terminal TECON in Itaguaí, RJ, issued in 2001, renewable for more 25 years	27,927	27,927	27,927	27,927	181,523	293,231

		161,482	161,482	161,482	161,482	3,756,471	4,402,399

b) other items not included in the financial statements:
Not applicable.

10.7. With regard to each item not included in the financial statements indicated in item 10.8, comment on the following:

a) how such items change, or may change in the future, the revenues, expenses, operating result, financial expenses or other items in the Company’s financial statements:
See item 10.6
b) the nature and purpose of the operation:
See item 10.6
c) the nature and amount of the obligations assumed and rights created in favor of the Company as a result of the operation:
See item 10.6

10.8. Main elements of the Company's business plan:

a) investments, including:

(i) a quantitative and qualitative description of investments in progress and estimated investments;

(ii) sources of investment funding; and

(iii) material divestments in progress and estimated divestments.

b) acquisitions already announced of plants, equipment, patents or other assets that may materially affect the Company’s production capacity;

Quantitative and qualitative description of investments in progress and estimated investments

The Company’s Investment Budget for 2016 contemplates finalization of capital projects in progress and projects of current investments that are fundamental for maintenance of the conditions of operational capacity, environment and safety. New investments will be assessed considering the merchandising conditions, financial capability and perspective of generation of additional cash of each project.

Considering these guidelines, the investments projected for 2016 are in the order of R$1.4 billion, detailed below:

•         Cement: R$529 million, for finalization of the new clinker furnace in Arcos;

•         Steel Mill: R$500 million, particularly for current investment projects in the UPV coking plants, environmental projects (TAC UPV), projects for technological modernization in the UPV, completion of the expansion of the Service Center in Mogi das Cruzes and maintenance projects in the remaining units;

•         Mining: R$111 million, particularly for balance of payment for mining equipment, projects in progress for the processing of iron ore, studies for Phase 60 Mtpa in the Tecar and current investment projects in the units;

•         Other investments: R$72 million for current investments in the other operations (such as FTL and Tecon) and of a corporate nature (such as TI); and

•         Spare parts: R$180 million.

In 2015, the investments made by the Company came to a total of R$2,2 billion, mainly in the following sectors:

•         Cement: R$438 million for completion of two new crushing operations and implementation of the new clinker furnace;

•         Steel Mill: R$345 million, particularly for current investment projects in the UPV coking plants, environmental projects (TAC UPV), projects for energy efficiency (TG20), projects for technological modernization in the UPV, expansion of the Service Center in Mogi das Cruzes and maintenance projects in the remaining units;

•         Mining: R$898 million, particularly for acquisition of new mining equipment, conduction of projects in the processing of iron ore, balance of payments for expansion of the Tecar and current investment projects in the units;

•         Other investments: R$117 million for current investments in the other operations (such as FTL and Tecon) and of a corporate nature (such as TI); and

•         Spare parts: R$360 million.

The Company’s main planned investments are detailed below:

Mining (iron ore)

Considering the marketing conditions, financial capability and perspective of generation of additional cash of the project, in a first phase one assesses the expansion of the production capacity of the Casa de Pedra mine to 40 million tons per year and expansion of the capacity of the Harbor in Itaguaí/RJ (Tecar) from 45 million tons (capacity expanded in 2013) to 60 million tons.

Steel

The investments plan for the coming years gives priority to current investment projects with efficiency gains, such as the revamping of the coking plants, steelworks, picking, casting, in addition to implementation of environmental projects (TAC UPV), projects for technological modernization in the UPV, completion of the expansion of the Service Center of Mogi das Cruzes and maintenance projects in the remaining units.

Cement

CSN is implementing a cement windmill and clinker furnace in Arcos, where the Company already operates a clinker furnace using own-mine limestone. With this project, annual cement production capacity in the Southeast Region should rise to roughly 4.4 million tonnes. In a subsequent phase the Company evaluates the implementation of an advanced crushing, adding an additional 1 million tons.

FTL - Ferrovia Transnordestina Logística S.A.

Company created with the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. and operating the former Northeastern Network. Concession of a 30-year term, granted on December 31, 1997, renewable for an additional 30 years, to operate the Northeastern Brazil railroad system. This railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. The planned investments are projects of current investments and modernization of the infrastructure of the permanent railway, rolling stock and operational management, in order to increase the competitiveness of the railway and attract new volumes of cargo.

Ports (Tecon)

The container terminal (Tecon), managed by Sepetiba Tecon S.A., CSN’s subsidiary, is a hub port. According to the Brazilian Association of Public Use Container Terminals (ABRATEC), Tecon is the largest container terminal in Rio de Janeiro and one of the largest in its segment in Brazil.

The Tecon was recently expanded by means of implementation of the project of equalization of berth 301, giving rise to a continual dock for simultaneous operation of large vessels. Within this project the capacity of the terminal was raised to approximately 440 thousand containers per year.

The planned investments are receiving priority for current investment projects, aiming at operational modernization.

Sources of Funding for Investments

The Company expects to finance these investments through its own cash, public or private financing, and/or strategic partnership.

Material Divestments in Progress and Estimated Divestments

With the primary objective of reducing the financial leveraging of the Company, management is committed to executing a plan of disposal of a combination of assets and believes that a portion of such assets can be sold. However, it is not possible to confirm that the sale, within a period of 12 months, is highly probable for any one of the contemplated assets. The Company considers a number of sales scenarios that vary on account of the different macro-economic and operational assumptions. In this context, the Company did not segregate or reclassify such assets in the financial statements as discontinued operations, pursuant to CPC 31 (IFRS 5).

c) new products and services, including:

(i) description of research in progress that has already been disclosed;

(ii) total amounts spent by the Company on research to develop new products or services;

(iii) projects under development already disclosed; and

(iv) total amounts spent by the Company on the development of new products or services.

CSN invests in research and development to improve its products and processes, aiming to meet market demands and expectations of its clients. Among the products developed, the following stand out:

Consolidation in the Brazilian automobile market of dual-phase High Resistance Advanced Galvanized Steel class DP600;

  Beginning of supply in the Brazilian automotive market of Ferritic-Bainitic Advanced High-Resistance Galvanized Steel of the FB590 class;
  Consolidation in the Brazilian civil construction, standing out the manufacture of silos, of High Resistance Galvanized Steel class ZAR400;
  Consolidation in the Brazilian automotive market of the IF (Interstitial Free) High-Resistance Galvanized Steel of the IF 180 and 200 classes.
  High Carbon Hot Rolled Steel containing Ni, Cr and Mo for application in Chainsaw chains (SAE 8660 MOD).
  New applications of tinned steel in the Brazilian Market (aerosol and easy-opening lid).

Expenses on research for innovation of new products and services totaled R$3,662 thousand in 2015.

The following projects are in the development phase:

  Advanced Dual Phase High-Resistance Galvanized Steel of the DP800 class for application on structural parts of automobile bodies;
  PHS1500 Galvanized Steel for Hotpressing for application on structural parts of automobile bodies;
  IF (Interstitial Free) Galvanized High-Resistance Steel of IF 260 and 300 classes for application on structural parts of the automobile bodies, when high-resistance and good formability are required;
  High-resistance Structural Galvanized Steel of the G450, G500 and G550 classes for application in the Civil Construction segment, mainly for the silos market.
  High Carbon Hotrolled Steel for Chainsaws (SAE 8660), projected for the U.S. market.
  New applications of tin plated steel in the Brazilian Market (aerosol and easy-opening containers).
  High-Resistance and Low Alloy Coldrolled Steel, HSLA 420 and 500 for the automotive industry.
  Development of CHQ (Cold Heading Quality) Wire Rod;

The total expenses on the development of new products and services came to R$16,116 thousand in 2015.

10.9 Other factors significantly impacting operating performance that were not identified or commented on in other items of this section.
All relevant and pertinent information was identified or commented on in the other items in this section.

Attachment II - Allocation of Net Income

(as per Article 9, sole paragraph, item II, of CVM Instruction 481/09)

Base Date: December 31, 2015

1. Inform the net income for the year
Net income for the fiscal year 2015, before the Legal Reserve, was R$1,617,792,674.15. After constitution of the legal reserve, the balance of available income amounted to R$1,536,903,040.44.
2. Inform the overall amount and the amount per share of dividends, including advance dividends and interest on own capital declared

Proceeds	Paid in	Proceed Value	Gross Value (R$ per share)	Share Type
DIVIDEND DISTRIBUTED IN 03/11/2015	03/19/2015	275,000,000.00	0.20263	ON

3. Inform the percentage of net income for the year distributed

2015
Profit for the year (net of legal reserves)	1,536,903,040.44
Dividends	275,000,000.00
Profit ditributed	18%

The Management of the Company, based on Article 197 of Law 6404/76, is proposing that the Shareholders’ Meeting ratify the retention of part of the mandatory minimum dividend in the Unrealized Profits Reserve, as approved at the annual shareholders’ meeting held on April 28, 2016, since there were no realized profits in the year 2015.

The difference in income for the year, after adjustments to the 2015 financial statements amounting to R$359,896,633.51, was transferred to the legal reserve, the unrealized profits reserve and the statutory working capital and investment reserve, and will be taken into account only for bookkeeping purposes, and not for any other purpose, in particular corporate purposes.

4. Inform the overall amount and the amount per share of dividends distributed based on profits from previous years
No profits from previous years were distributed.
5. Inform, after deducting advance dividends and interest on own capital declared:

a)       The gross amount of dividends and interest on own capital, separately, for each type and class of shares.

See under “d” below.

b)        The method and date of payment of dividends and interest on own capital.

See under “d” below.

c)       Any updating and interest on dividends and interest on own capital

Not applicable

d)       Date of declaration of payment of dividends and interest on own capital considered for identification of shareholders entitled to receive payment

DIVIDENDS DECLARED	Pagos em	Payment Method	Proceed Value	Share Type
DIVIDEND DISTRIBUTED IN 03/11/2015	03/19/2015	Cash	275,000,000.00	ON

6. If dividends or interest on own capital have been declared on the basis of profits assessed in six-monthly balance sheets or shorter periods
a) Inform the amount of dividends and interest on own capital already declared Not applicable b) Inform the date of the relevant payments Not applicable.

7. Provide a comparative table showing the following amounts for each type and class of share:

a)       Net income for the year and for the three (3) previous years

	2015	2014	2013
Profit (loss) for the year	1,617,792,674.15	(105,218,611.99)	509,024,800.40
Number of shares	1,387,524,047	1,387,524,047	1,457,970,108
Treasury shares	(30,391,000)	(28,549,900)
Profit (loss) per share excluding treasury shares	1.19205	(0.07743)	0.34913

b)       Dividends and interest on own capital distributed during the previous three (3) years

Accounting Period	Deliberation Date	Proceed	Proceed Value	Proceed Gross Value (R$ per share)	Share Type
2015	03/11/2015	DIVIDENDS	275,000,000.00	0.20263	ON
2014	02/28/2014	DIVIDENDS	425,000,000.00	0.29150	ON
2014	12/30/2014	DIVIDENDS	275,000,000.00	0.20236	ON
2013	11/13/2013	DIVIDENDS	400,000,000.00	0.27435	ON
2013	11/13/2013	INTEREST ON CAPITAL	100,000,000.00	0.06859	ON
2013	07/03/2013	DIVIDENDS	210,000,000.00	0.14404	ON
2013	08/06/2013	INTEREST ON CAPITAL	90,000,000.00	0.06173	ON

8. If there is allocation of income to the legal reserve

a)       Inform the amount allocated to the legal reserve.

Description	2015
Profit (loss) for the year	1,617,792,674.15
Destinated to the Legal Reserve	80,889,633.71

b)       Detail the form of calculation of the legal reserve.

 Of net income for the fiscal year, 5% (five percent) shall be applied prior any other allocation, to set up a legal reserve, which may not exceed 20% (twenty percent) of capital stock (Article 193 of Law 6404/76).

9. If the Company has preferred shares that are entitled to fixed or minimum dividends:
The Company does not have preferred shares.
10. In relation to the mandatory dividend:

a)       Describe the form of calculation provided for in the bylaws.

Article 33 of the Company’s Bylaws provides that the Company shall distributed as dividends, each year, at least 25% of net income for the fiscal year, adjusted in accordance with Article 202 of Law 6404/76.

b)       Inform if it is being paid in full.

No. Of the total amount of the mandatory minimum dividends, 18% has been paid, in advance, in cash, and regarding the remaining 7%, amounting to R$109,225,760.11, management proposes to allocate to the Unrealized Profits Reserve (awaiting realization).

c)        Inform any amount retained.

d)       Management proposes to retain R$109,225,760.11 in the Unrealized Profits Reserve.

11. If there is retention of the mandatory dividend due to the Company’s financial situation:

a)       Inform the amount retained:

Not applicable.

b)       Describe, in detail, the financial situation of the Company, including its liquidity position and aspects related to working capital and positive cash flows:

Not applicable.

c)        Justify the retention of the dividend.

d)       Not applicable.

12. If there is allocation of income to the reserve for contingencies
a) Identify the amount allocated to the reserve. Not applicable. b) Identify the loss considered to be probable and its cause. Not applicable. c) Explain why the loss is probable. Not applicable.
13. If there is allocation of income to the unrealized profits reserve

a)       Inform the amount allocated to the reserve.

The amount allocated to the reserve was R$109,225,760.11.

b)       Inform the nature of the unrealized profits which gave rise to the reserve.

c)        The unrealized profits which gave rise to the reserve are related to equity accounting.

14. If there is allocation of income to the statutory reserves

a)       Describe the statutory clauses that establish the reserve.

Article 30, paragraph 3 of the Company’s ByLaws:

"The Board of Directors may propose that the Shareholders’ Meeting resolve on deducting from net income for the fiscal year a portion of at least one percent(1%) to set up a reserve for working capital and investments, subject to the following principles:

I. Its establishment shall not impair the right to the mandatory minimum dividend provided for in Article 33;

II. Its balance, combined with the other profit reserves, except for the reserve for contingencies and the unrealized profits reserve, shall not exceed the capital stock, under penalty of capitalization of distribution in cash of the excess, at the discretion of the Shareholders' Meeting;

III. The purpose of the reserve is to ensure the continuation and development of the activities included in the Company’s business purpose, its investments in permanent assets and increases of its working capital, by repaying the Company’s debts or by other means, irrespective of retention of profits intended for capital budget purposes;

IV. its balance may be used (i) in the absorption losses, if necessary, (ii) in the distribution of dividends, at any time, (iii) in transactions involving redemption, reimbursement or purchase of shares, as permitted by law, and (iv) in incorporation into the capital stock, including by means of new stock bonuses.”

b)       Identify the amount allocated to the reserve.

The amount proposed for allocation to the statutory reserve is R$1,152,677,280.33.

c)        Describe how the amount was calculated:

Description	Amount
Profit for the year	1,617,792,674.15
(-) Legal Reserves	(80,889,633.71)
(-) Dividends 18%	(275,000,000.00)
(-) Transfer to Earnings Reserves	(109,225,760.11)
(=) Amount transfered to Statutory Reserves	1,152,677,280.33

15. If there is retention of profits provided for in the capital budget
a) Identify the amount of the retention Not applicable. b) Provide a copy of the capital budget Not applicable.
16. If there is allocation of income to the reserve for tax incentives
a) Inform the amount allocated to the reserve Not applicable. b) Explain the nature of the allocation Not applicable.

ATTACHMENT III – Information about candidates for Board of Directors’ positions

(as per items 12.5 and 12.9 of Attachment 24 of ICVM No. 480)

In compliance with Article 10 of CVM Rule 481/2009, the information regarding the candidate nominated by the controlling shareholders, for election for the position of member of the Board of Directors, for a term of office until the 2017 Annual Shareholders’ Meeting, in accordance with items 12.5 to 12.9 of the Reference Form, where applicable, is presented below.

12.5.  For each manager and member of the issuer’s fiscal council, indicate in table form:

Name	José Eduardo de Lacerda Soares
Date of birth	July 6, 1968
Profession	Businessman
CPF or passport number	088.973.848-38
Position to be occupied	Member of the Board of Directors
Other positions or functions exercised in the issuer	Not applicable
If designated by the controlling shareholder or not	Yes
If an independent member and, if so, what was the criterion used by the issuer to determine the independence	Not applicable
Number of consecutive terms of office	Not applicable

information on:

i. Principal professional experience during the last 5 years, giving:

• name and sector of activity of the company

• position

• if the company is a member (i) of the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that detains direct or indirect participation equal to or greater than 5% of one same class or kind of security of the issuer

ii. designation of all of the administrative positions held in other companies or organizations of the third sector

Since March 2014, he has been on the board of Vicunha Têxtil S.A., Elisabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., and since 2002 he has been a managing-partner of Arsenal Investimentos, responsible for setting up its corporate finance area and for the investments by its Private Equity fund in Brazil (ALL, Coteminas, Dixie Toga, Globex, Método Engenharia, Rossi and TAM). Formerly a member of the board of TAM, Método Engenharia and Cromex S.A., and head of execution in the investment banking area of Banco Credit Suisse First Boston Garantia, he also worked in Banco BNP Paribas and JP Morgan. He graduated in business administration from the Getulio Vargas Foundation and obtained a graduate degree in administration and finance from The Wharton School – University of Pennsylvania.

Description of any one of the following events that have occurred during the last 5 years:

i.  any criminal conviction

ii. any conviction in an administrative process of the CVM, and the penalties applied

iii. any final and unappealable conviction in the judicial or administrative sphere, which may have suspended or made him ineligible for the practice of any professional or commercial activity

Mr. José Eduardo de Lacerda Soares has declared, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

12.9.  Marital relationships, civil partnerships or family relationships up to the second degree between:

a) managers of the Company
Not applicable
b) managers of the Company and managers of its direct or indirect subsidiaries
Not applicable
c) managers of the Company or managers of its direct or indirect subsidiaries and direct or indirect controlling shareholders of the Company
Not applicable
d) managers of the Company and managers of its direct or indirect parent companies
Not applicable

EXHIBIT IV – Proposal and Justification of Amendments to the Bylaws

(pursuant to Article 11 of CVM Instruction No. 481/2009)

PREVIOUS BYLAWS	UPDATED BYLAWS	ORIGIN AND JUSTIFICATION	LEGAL AND ECONOMIC EFFECTS
Chapter I NAME, OBJECT, HEADQUARTERS AND DURATION	Chapter I NAME, OBJECT, HEADQUARTERS AND DURATION
Article 1 Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.	Article 1 Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.	Unchanged.	N/A

Article 2 The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities.

Article 2 The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities, as well as energy generation, management and trade in different forms and modalities, and holding equity interest in other domestic or international business incorporated under any form of partnership.

Energy generation, management and trading activities are already developed, in different forms and modalities, by CSN Energia S.A., a subsidiary of the Company.

The amendment is intended only to make it clearer, in CSN’s corporate purpose, the activities that are already carried out by its subsidiary.

In turn, the second amendment proposed aims at clarifying that the Company may hold equity interests in other companies. As well as being an activity already performed by the Company, holding equity interests in other companies is a means for the Company to achieve its corporate purpose, in accordance with paragraph 3 of Article 2 of the Brazilian Corporate Law.

There are no legal or economic effects in the amendment proposed, given that it does entitle dissenting shareholders to exercise withdrawal rights, since it does not result in a significant change in the Company’s activities.

Article 3 The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, and may open or close branches, branch offices, agencies or offices ~~or representations~~ in any part of the country or abroad.

Article 3 The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, and may, as resolved by the Executive Board, open, transfer or close branches, branch offices, agencies or representation offices, or establishments of any other type, in any part of the country or abroad.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Article 4 The Company shall remain in existence for an indefinite term.	Article 4 The Company shall remain in existence for an indefinite term.	Unchanged.	N/A
Chapter II CAPITAL AND SHARES	Chapter II CAPITAL AND SHARES

Article 5 The capital stock of the Company, fully subscribed and paid in, is four billion, five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common, book-entry shares with no par value.

Article 5 The capital stock of the Company, fully subscribed and paid in, is four billion, five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common, book-entry shares with no par value.

		Unchanged.	N/A
~~Sole Paragraph Each common share shall entitle the holder to one vote in the resolutions of the General Meeting.~~		Transferred to Article 6.	N/A

Article 6 - ~~Unless otherwise decided by the General Meeting, dividends and interest on equity shall be paid within 60 (sixty) days as from the date they are declared and in any event during the same fiscal year.~~

	Article 6 - Each common share shall entitle the holder to one (01) vote in the resolutions of the General Meeting.	Inclusion of text transferred from the former Sole Paragraph of Article 5. The text regarding payment of dividends and interest on equity was transferred to Article 34.	N/A

Article 7 The capital stock of the Company may be increased to up two billion four hundred million (2,400,000,000) shares, by decision of the Board of Directors.	Article 7 - The capital stock of the Company may be increased to up two billion four hundred million (2,400,000,000) shares, by decision of the Board of Directors, regardless of any statutory reform.	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.	Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.	Unchanged.	N/A
Paragraph 2 - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.	Paragraph 2 - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.	Unchanged.	N/A

Paragraph 3 - At the discretion of the Board of Directors, preemptive rights for former shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 3 - At the discretion of the Board of Directors, preemptive rights for former shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

		Unchanged.	N/A
Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.	Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.	Unchanged.	N/A

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

		Unchanged.	N/A

Chapter III GENERAL MEETING	Chapter III GENERAL MEETING

Article 8 The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Article 8 The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

		Unchanged.	N/A

Article 9 The General Meeting shall be convened and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints.

~~Sole Paragraph The Chairman shall appoint the secretary of the General Meeting~~

Art. 9º - The General Meeting shall be convened by the Board of Directors and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints. The chairman shall appoint the secretary of the General Meeting.

Paragraph 1 Prior to convening the General Meeting, shareholders must sign the Attendance Book informing their name, nationality, residence and the quantity of shares held by them.

Paragraph 2 The list of shareholders attending the meeting shall be closed by the chairman immediately after the General Meeting is convened. Shareholders arriving to the General Meeting after the closing of the list shall be able to participate in the meeting, although they shall not be entitled to vote any corporate decisions, and their actions shall not be valid for purposes of quorum or the votes attributed to each shareholder.

Paragraph 3 In order to participate and vote in General Meetings, shareholders must evidence their condition as such, by presenting a document issued by the financial institution that is the depositary of book-entry shares, as well as the identification documents of the shareholder, or, as the case may be, of the attorney in fact, together with the power of attorney. Should the shareholder be a legal entity or investment fund, it must also present the documents evidencing the authority and the identification of the persons attending the Meeting.

		To establish the rules and procedures for holding the General Meeting.	Legal effect of regulating the procedures adopted by the Company at its General Meetings.

Article 10 The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 10 The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

		Unchanged.	N/A

Article 11 Shareholders ~~may be represented by a legal representative in the General Meetings~~ represented by a legal representative ~~as per Law 6404 of December 15, 1976~~ must submit ~~is submitted~~ the power-of-attorney to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

	Article 11 Shareholders represented by a legal representative must submit the power-of-attorney to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Chapter IV MANAGEMENT	Chapter IV MANAGEMENT
Section I Standard Rules	Section I Standard Rules	Unchanged.	N/A
Article 12 The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.	Article 12 The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.	Unchanged.	N/A
Article 13 The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.	Article 13 The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.	Unchanged.	N/A

Paragraph 1 The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 1 The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

		Unchanged.	N/A

Paragraph 2 In the event that the General Meeting establishes an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.	Paragraph 2 In the event that the General Meeting establishes an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.	Unchanged.	N/A
Section II BOARD OF DIRECTORS	Section II BOARD OF DIRECTORS

Article 14 The Board of Directors is composed of up to 11 (eleven) members, elected by resolution of the General Meeting, with a term of office ~~of 1 (one) year~~, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Article 14 The Board of Directors is composed of up to 11 (eleven) members, elected or dismissed at any time by resolution of the General Meeting, with a term of office of 2 (two) years, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

We suggest extending the term of office of Board of Directors members from 01 year to 02 years. A 2-year term of office enables the formation of a more experienced and productive Board of Directors, as recommended by the IBGC regarding the best Corporate Governance practices.

Management understands that the amendment proposed generates legal effects for the Company.
Paragraph 1 The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.	Paragraph 1 The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.	Unchanged.	N/A

Paragraph 2 In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Paragraph 2 In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

		Unchanged.	N/A

Article 15 The Board of Directors shall meet, ordinarily~~, on the dates established in the yearly calendar approved by said Board in the last month of the immediately preceding year~~, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Article 15 The Board of Directors shall meet, ordinarily at least once each quarter, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

		The amendment proposed aims at adjusting the frequency of general meetings, which should be held at least at each three months.	Management understands that the amendment proposed has no material legal and economic effects.
Paragraph 1 The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.	Paragraph 1 The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.	Unchanged.	N/A

Paragraph 2 The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who ~~vote~~ by any of these means.

Paragraph 2 The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who manifest by any of these means.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Paragraph 3 Minutes of the meetings shall be drawn up in a book for this purpose and, after being read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 3 Minutes of the meetings shall be drawn up in a book for this purpose and, after being read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

		Unchanged.	N/A
Paragraph 4 Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.	Paragraph 4 Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.	Unchanged.	N/A

Paragraph 5 Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting.

Paragraph 5 Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting, except in case of urgency. The presence of all members of the Board of Directors shall wave any call formality.

		Wording was improved in order to adjust to the reality and daily routines of the Company.	Management understands that the amendment proposed has no material legal and economic effects.
Paragraph 6 The Board of Directors shall have a General Secretary, in whose absence will be replaced by another employee or manager designated by the Chairman of the Board.	Paragraph 6 The Board of Directors shall have a General Secretary, in whose absence shall be replaced by another employee or manager designated by the Chairman of the Board.	Unchanged.	N/A
Article 16 In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:	Article 16 In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:	Unchanged.	N/A

I- In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided ~~for in these bylaws~~, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

I. In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided for in the law, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

		Adjustment required, taking into account that the Bylaws do not provide for a minimum number of Board of Directors members. This is only provided for in the law.	Management understands that the amendment proposed has no material legal and economic effects.

II- In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who will replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position will be deemed to be vacant.

II. In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who shall replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position shall be deemed to be vacant.

		Unchanged.	N/A

III- If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

III. If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

		Unchanged.	N/A
IV- In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.	IV. In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.	Unchanged.	N/A
Article 17 Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.	Article 17 Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.	Unchanged.	N/A
Article 18 The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.	Article 18 The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.	Unchanged.	N/A

Sole Paragraph The special committees created by the Board of Directors will have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Sole Paragraph The special committees created by the Board of Directors shall have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

		Unchanged.	N/A

Article 19 In addition to the duties established by law, it is incumbent upon the Board of Directors:	Article 19 In addition to the duties established by law, it is incumbent upon the Board of Directors:	Unchanged.	N/A
I- to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;	I. to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;	Renumbering of items.	N/A
II. to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof ~~to call on the general meeting;~~	II. to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;;	Renumbering of items.	N/A
	III. to call on the general meeting;;	Renumbering of items.	N/A
III - to elect and dismiss the members of the Board of Executive Officers and assign their duties;	IV. to elect and dismiss the members of the Board of Executive Officers and assign their duties;	Renumbering of items.	N/A
IV - to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;	V. to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;	Renumbering of items.	N/A
V - to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish by law;	VI. to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish by law;	Renumbering of items.	N/A
VI - to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;	VII. to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;	Renumbering of items.	N/A
VII - to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;	VIII. to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;	Renumbering of items.	N/A

VIII - to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;	IX. to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;	Renumbering of items.	N/A
IX - to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;	X. to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;	Renumbering of items.	N/A

X - to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance;

XI. to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance;

		Wording improved and renumbering of articles.	Management understands that the amendment proposed has no material legal and economic effects.

XI - to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

XII. to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

		Renumbering of items.	N/A

XII. to establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition~~,~~ and disposal ~~and encumbrance~~ of any ~~permanent~~ assets;

b) ~~conduction~~ of ~~any legal business by the Company~~, including financing and loans, ~~including companies directly or indirectly controlled~~ by ~~the Company~~;

c) the constitution of any type of guarantee or encumbrance on any asset of the Company ~~that is not part of the Company’s permanent assets~~, including for the benefit or in favor of third parties as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

XIII. to delegate and establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition or disposal of any assets of the Company;

b) performance of any transaction, operation, agreement or arrangement of any nature, including financing and loans in isolation or jointly, with due regard for the matters incumbent on the Executive Board, as provided for in article 21 hereof; and

c) constitution of any type of guarantee or encumbrance on any asset of the Company, including for the benefit or in favor of third parties, as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

d) representation of the Company at General Meetings, shareholders meetings and/or equivalent meetings held by the companies, consortiums and other entities in which the Company may hold an equity interest, as well as regarding the matters submitted to said meetings;

Renumbering of items. Redefinition of approval authority rules, so as to harmonize the authority of the Board of Directors and the Executive Board, making the Company’s decision-making process more dynamic.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Board the authority to resolve on certain matters, regardless of approval of the Board of Directors, in accordance with the approval authority levels established by this body.

XIII - to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

XIV. to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
~~XIV. to require audits of companies, foundations and similar entities in which the Company participates;~~	This matter was transferred to the authority of the Executive Board.	Redefinition of authority of the Executive Board, improving the Company’s decision-making processes.	Management understands that the amendments proposed will produce legal effects to the extent that they assign authority to the Executive Board to resolve on this matter.
XIV - to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding;

XV. to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies in which the Company has corporate holding, directly or indirectly, as well as regarding the incorporation of companies in Brazil or abroad, by the Company and its subsidiaries;;

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

XV. ~~to decide on the establishment~~ of ~~subsidiaries by the Company, as well as on~~ the ~~acquisition~~ of ~~equity interest, and~~ to resolve on the representation of the Company ~~at the General Meetings~~ and shareholders’ meetings and on matters submitted to said meetings;

XVI. to resolve on the Company’s interest in (i) other companies or undertakings, as partner or shareholder, including through consortiums or special partnerships, (ii) in partnership agreements, shareholders’ agreements or partners’ agreements; and (iii) in capital increases in the companies in which the Company holds an equity interest;

Wording improvement and transfer to item XII of the authority to resolve on representation of the Company at General Meetings and shareholders' meetings, as well as on the matters discussed at these meetings, so that the Board of Directors be able to delegate this authority to the Executive Board. Wording improvement and the possibility that the Board of Directors delegate authority to the Executive Board to resolve on the representation of CSN at the meetings of subsidiaries and on voting guidance.

Management understands that the amendments proposed will produce legal effects to the extent that they assign authority to the Executive Board to resolve on certain matters, regardless of approval of the Board of Directors, in accordance with the approval authority levels established by this body.

XVI - to appoint and dismiss the General Secretary of the Board of Directors and define his duties;	XVII. to appoint and dismiss the General Secretary of the Board of Directors and define his duties;	Renumbering of items.	N/A
XVII - to establish policies for taking up tax incentives;	XVIII - to establish policies for taking up tax incentives;	Renumbering of items.	N/A
XVIII - to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created;	XIX - to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created to support it;	Wording improved and renumbering of articles.	Management understands that the amendment proposed has no material legal and economic effects.
XIX - to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;	XIX. to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;	Wording improved and renumbering of articles.	Management understands that the amendment proposed has no material legal and economic effects.
XIX. to resolve on any matters ~~that go beyond the authority established~~ regarding the Executive Board, ~~as provided for in Article 19~~;

XX. to resolve on any matters listed in item XIII of article 19 hereof, except for the possibility that the Board delegates and gives powers of authority to the Executive Board, as provided for in said item.

Sole paragraph – Relating to item XIII hereof, the Board of Directors may delegate and give powers of authority regarding the practice of said acts by two Executive Officers, who must always sign jointly, regardless of approval by the meetings of the Executive Board and/or the Board of Directors.

To state the possibility that the Board of Directors delegate and define the approval authority for the Executive Board, and that said acts be performed by two Executive Officers.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Board authority to resolve on certain matters, regardless of approval of the Board of Directors, in accordance with the approval authority levels established by this body.

Section III EXECUTIVE BOARD	Section III EXECUTIVE BOARD	Unchanged.	N/A

Article 20 The Company shall have a Board of Executive Officers composed of two (2) to nine (9) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other, Executive Officers, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Article 20 The Company shall have a Board of Executive Officers composed of two (2) to nine (9) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other, Executive Officers, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

		Unchanged.	N/A

Paragraph 1 The term of office of the Executive Officers is two (2) years, reelection being allowed, and will last until their respective successors take office;	Paragraph 1 The term of office of the Executive Officers is two (2) years, reelection being allowed, and shall last until their respective successors take office;	Unchanged.	N/A
Paragraph 2 In the case of impediment or vacancy of any Officer, said Officer will be replaced in accordance with the determination of the Board of Directors.	Paragraph 2 In the case of impediment or vacancy of any Officer, said Officer shall be replaced in accordance with the determination of the Board of Directors.	Unchanged.	N/A
Paragraph 3 The Executive Officers shall perform their duties on a full-time basis.	Paragraph 3 The Executive Officers shall perform their duties on a full-time basis.	Unchanged.	N/A

Article 21 - With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item ~~XII~~) and other provisions provided for herein.

Article 21 - With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XIII) and other provisions provided for herein.

		Adjustment to reference.	N/A
No correspondence	Paragraph 1 – In addition to the attributions provided for herein, it shall be incumbent on the Executive Board to resolve on the following matters:	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
~~Paragraph 1 It is incumbent~~ upon the Board of Executive Officers to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts	I. to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts, except as provided for in article 25, II;	Renumbering of items.	N/A
~~Paragraph 2 The Board of Executive Officers~~ shall authorize the opening, transfer or closing of branches, agencies, offices and establishments of any other kind of the Company.	II. to authorize the opening, transfer or closing of branches, agencies, representation offices or establishments of any other kind of the Company, in any region of Brazil or abroad; and	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

~~Paragraph 3 The Board of Executive Officers shall~~ approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

III. to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

		Renumbering of items.	N/A
No correspondence	Paragraph 2 - It is incumbent on the Executive Officers, always in pairs, regardless of the approval by the meetings of the Executive Board or the Board of Directors:

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision-making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	I. authorize audits in companies, associations, foundations and similar entities in which the Company participates;

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision-making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	II. to negotiate confidentiality agreements;

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision-making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	III. to engage routine bank services, under any modality, which are in line with the practices of the Company;

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	IV. to enter into loan and export prepayment agreements (exports advance payments) between the Company and subsidiaries in which the Company has equity interest of at least 99%; and

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

No correspondence	V. to authorize the provision of surety in real estate lease agreements for employees and Executive Officers.

The duties of the Company’s Executive Offers were reviewed and updated according to their daily needs, particularly regarding their routines, in order to make the Company's decision making process more dynamic and agile.

Management understands that the amendments proposed will produce legal effects to the extent that they assign to the Executive Officers the authority to resolve on certain matters only in pairs, without the need to submit the matter for approval of the Executive Board or the Board of Directors.

Article 22. The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.	Article 22. The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.	Unchanged.	N/A

Paragraph 1 The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 1 The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

		Unchanged.	N/A

Paragraph 2 Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed ~~by all present members~~, the copies of all minutes being sent to the members of the Board of Directors upon request.

Paragraph 2 Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by a number of attendants that is sufficient to constitute the majority required for approval of the matters discussed, the copies of all minutes being sent to the members of the Board of Directors upon request.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Article 23 The Chief Executive Officer shall:	Article 23 The Chief Executive Officer shall:	Unchanged.	N/A
I - preside over meetings of the Board of Executive Officers;	I - preside over meetings of the Board of Executive Officers;	Unchanged.	N/A

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

		Unchanged.	N/A
III - organize, coordinate and supervise the activities of the areas directly subordinated to him;	III - organize, coordinate and supervise the activities of the areas directly subordinated to him;	Unchanged.	N/A
IV - assign special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;	IV - assign special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;	Unchanged.	N/A
V keep the Board of Directors informed of the activities of the Company;	V - keep the Board of Directors informed of the activities of the Company;	Unchanged.	N/A

VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers;

VI - prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers; and

		Unchanged.	N/A
VII -prepare the annual report and draw up the balance sheet, together with the other Executive Officers.	VII - prepare the annual report and draw up the balance sheet, together with the other Executive Officers.	Unchanged.	N/A
Article 24 It is incumbent upon each of the Executive Officers, within the specific sphere of activity assigned to them by the Board of Directors:	Article 24 It is incumbent upon each of the Executive Officers, within the specific sphere of activity assigned to them by the Board of Directors:	Unchanged.	N/A
I - to represent the Company in accordance with the law and these bylaws;	I - to represent the Company in accordance with the law and these Bylaws;	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
II - to organize, coordinate and supervise the services for which they are responsible;	II - to organize, coordinate and supervise the services for which they are responsible;	Unchanged.	N/A

III - to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;	III - to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination; and	Unchanged.	N/A

IV - to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

IV - to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

		Unchanged.	N/A
Article 25 The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.	Article 25 The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.	Unchanged.	N/A

I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not being binding upon the Company;

I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not being binding upon the Company;

		Unchanged.	N/A

II – With the exception of the provisions in these Bylaws, the Company may be represented in isolation by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) ~~to represent the Company~~ in general meetings of shareholders or the equivalent of companies, consortia, and other entities in which the Company participates; (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts; and (vii) the signature of documents of any kind that may result in the assumption of commitments in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21), ~~paragraph 1~~;

II. With the exception of the provisions in these Bylaws, the Company may be represented in isolation by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) in general meetings of shareholders, partners’ meetings and/or the equivalent of companies, consortia, and other entities in which the Company holds equity, (vi) for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts, without the power of confession, and (vii) the signature of documents of any kind that may result in the assumption of commitments in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, Sole Paragraph, Item I)

		Wording improved.	Management understands that the only legal effect from the amendment proposed is the inclusion of the restriction of the power to confess.

Paragraph 1 The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;	Paragraph 1 The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;	Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Paragraph 2 The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Paragraph 2 The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

		Unchanged.	N/A
Article 26 The following rules shall be observed as regards the appointment of attorneys in fact:	Article 26 The following rules shall be observed as regards the appointment of attorneys in fact:	Unchanged.	N/A
I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors;	I - all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors; and	Unchanged.	N/A

II. ~~Except in the event of judicial powers of attorney, which may be granted for an indefinite period~~, all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers.

II. all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers, except for “ad judicia” powers of attorney, or those granted to lawyers regarding administrative proceedings filed with the Brazilian Federal Revenue Service, State Departments, Municipal Departments and the National Department of Mineral Production – DNPM, which may be granted for an indefinite period.

To include the possibility that the powers of attorney granted to lawyers in the scope of administrative proceedings filed with some public bodies be effective for an undetermined period of time, just like “ad judicia” powers of attorney, which would facilitate the Company’s routines and reduce costs.

Management understands that the legal effect arising from the amendment proposed is the possibility to grant powers of attorney, for an undetermined period of time, to the attorneys who work in administrative proceedings.

Article 27 Any acts performed without due regard for the rules established in these bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Article 27 Any acts performed without due regard for the rules established in these Bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Chapter V FISCAL COUNCIL	Chapter V FISCAL COUNCIL	Unchanged.	N/A

Article 28 Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of three (3) sitting members and three (3) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Article 28 Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of three (3) sitting members and three (3) alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

		Unchanged.	N/A

Sole Paragraph - The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.	Sole Paragraph - The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.	Unchanged.	N/A
Chapter VI AUDIT COMMITTEE	Chapter VI AUDIT COMMITTEE	Unchanged.	N/A

Article 29 The Company will have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of ~~one (1) year~~, reelection being allowed.

Article 29 The Company shall have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of two (2) years, reelection being allowed.

		Extension of the term of office of the members of the Audit Committee from 1 year to 2 years, in line with the suggestion for changing the term of office of Board of Directors’ members.	Management understands that the amendment proposed will produce legal effects for the Company to the extent that it increases the term of office of Audit Committee members to two (2) years.

Sole Paragraph The Board of Directors will approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, will be determined.

Sole Paragraph The Board of Directors shall approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, shall be determined.

		Unchanged.	N/A
Chapter VII FISCAL YEAR, BALANCE SHEETS AND PROFITS	Chapter VII FISCAL YEAR, BALANCE SHEETS AND PROFITS	Unchanged.	N/A

Article 30 The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Article 30 The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

		Unchanged.	N/A
Paragraph 1 The accumulated losses and provision for income and social contribution taxes will be deducted from the result of the year, prior to any profit sharing.	Paragraph 1 The accumulated losses and provision for income and social contribution taxes shall be deducted from the result of the year, prior to any profit sharing.	Unchanged.	N/A
Paragraph 2 The net income shall mandatorily have the following allocation:	Paragraph 2 The net income shall mandatorily have the following allocation:	Unchanged.	N/A
I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;	I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;	Unchanged.	N/A

II – payment of mandatory dividends (Article 33);	II – payment of mandatory dividends (Article 33);	Unchanged.	N/A
III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.	III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.	Unchanged.	N/A

Paragraph 3 The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

Paragraph 3 The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

		Unchanged.	N/A
I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;	I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;	Unchanged.	N/A

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

		Unchanged.	N/A

III. ~~the reserve~~ It is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

III. the Working Capital and Investment Reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, and/or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, refund, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, refund, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

		Unchanged.	N/A

Article 31 In addition, it shall be incumbent upon the Board of Directors:	Article 31 In addition, it shall be incumbent upon the Board of Directors:	Unchanged.	N/A
I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;	I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;	Unchanged.	N/A
II – to approve the payment of any additional or interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;	II – to approve the payment of any additional or interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;	Unchanged.	N/A
III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet;	III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet; and	Unchanged.	N/A
IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.	IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.	Unchanged.	N/A

Article 32 The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments will be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting will be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 32 The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments shall be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting shall be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

		Unchanged.	N/A

Article 33 The dividend distribution in each year shall not be less than twenty-five percent (25%) of the net income, pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 33 The dividend distribution in each year shall not be less than twenty-five percent (25%) of the net income, adjusted pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

Article 34 - Dividends shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area. If not claimed within three (3) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Article 34 - Dividends and interest on shareholders’ equity shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area, in accordance with the terms established by the General Shareholders’ Meeting or the Board of Directors, when applicable. If not claimed within three (3) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.
Chapter VIII LIQUIDATION	Chapter VIII DISSOLUTION AND LIQUIDATION	Wording improved to include the rules for dissolution of the Company in the Bylaws, as provided for in the Brazilian Corporate Law.	Management understands that the amendment proposed has no material legal and economic effects.
Article 35 The Company shall be ~~liquidated~~ in the events established by Law, with due regard for the applicable rules.	Article 35 The Company shall be dissolved, liquidated or extinguish in the events established by Law, with due regard for the applicable rules, or as resolved by the General Meeting.	Wording improved to include the rules for dissolution of the Company in the Bylaws, as provided for in the Brazilian Corporate Law.	Management understands that the amendment proposed has no material legal and economic effects.

Sole Paragraph The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees.

Sole Paragraph The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees and the guidelines for its operation.

		Wording improved.	Management understands that the amendment proposed has no material legal and economic effects.

ATTACHMENT V – Consolidated Bylaws

(pursuant to article 11 of CVM Instruction 481/2009)

COMPANHIA SIDERÚRGICA NACIONAL

Bylaws

Chapter I

NAME, OBJECT, HEADQUARTERS AND DURATION

Article 1       Companhia Siderúrgica Nacional, a publicly-held corporation established on April 9, 1941, shall be governed by these Bylaws and the applicable legislation.

Article 2       The purpose of the Company is to manufacture, transform and sell steel products and by products, including importing and exporting thereof, and to exploit any other similar activities that may, directly or indirectly, be related to the purposes of the Company, such as: mining, cement and carbon-chemical industries, metallic structure manufacture and assembly, construction, transportation, navigation and port activities, as well as energy generation, management and trade in different forms and modalities, and holding equity interest in other domestic or international business incorporated under any form of partnership.

Article 3       The Company has its head office and jurisdiction in the city of São Paulo, State of São Paulo, and may, as resolved by the Executive Board, open, transfer or close branches, branch offices, agencies or representation offices, or establishments of any other type, in any part of the country or abroad.

Article 4       The Company shall remain in existence for an indefinite term.

Chapter II

CAPITAL AND SHARES

Article 5       - The capital stock of the Company, fully subscribed and paid in, is four billion, five hundred and forty million Reais (R$4,540,000,000.00), divided into one billion, three hundred and eight-seven million, five hundred and twenty-four thousand and forty-seven (1,387,524,047) common, book-entry shares with no par value.

Article 6       - Each common share shall entitle the holder to one (01) vote in the resolutions of the General Meeting.

Article 7       -  The capital stock of the Company may be increased to up two billion four hundred million (2,400,000,000) shares, by decision of the Board of Directors, regardless of any statutory reform.

Paragraph 1 - The authorized capital stock may be reached, upon one or more share issues, at the discretion of the Board of Directors.

Paragraph 2  - Shareholders shall have preemptive rights in the case of subscription to a capital increase in proportion to the number of shares held.

Paragraph 3   - At the discretion of the Board of Directors, preemptive rights for former shareholders may be excluded or the deadline for their exercise may be reduced in the case of the issue of shares and share-convertible debentures or subscription warrants, which are placed through sale on the stock exchange or by public subscription or through an exchange of shares in a public offer for the acquisition of control, pursuant to the prevailing legislation.

Paragraph 4 - The Board of Directors shall establish the price, term and conditions of each issue.

Paragraph 5 - Shareholders who fail to pay in the subscribed shares, as per the subscription order or call, shall be declared, for all legal purposes, to be in default and shall pay the Company interest of one percent (1%) per month or a fraction thereof, from the first (1st) day as of the failure to perform the obligation, adjusted for inflation pursuant to the law, in addition to a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Chapter III

GENERAL MEETING

Article 8       The General Meeting is empowered to decide on all business related to the Company, take any resolutions it deems appropriate for its defense and development, and shall be called, with an indication of the agenda, as provided for by the law.

Art. 9º         -     The General Meeting shall be convened by the Board of Directors and chaired by the chairman of the Board of Directors or, in his or her absence, by whomever he or she appoints. The chairman shall appoint the secretary of the General Meeting.

Paragraph 1       Prior to convening the General Meeting, shareholders must sign the Attendance Book informing their name, nationality, residence and the quantity of shares held by them.

Paragraph 2                            The list of shareholders attending the meeting shall be closed by the chairman immediately after the General Meeting is convened. Shareholders arriving to the General Meeting after the closing of the list shall be able to participate in the meeting, although they shall not be entitled to vote any corporate decisions, and their actions shall not be valid for purposes of quorum or the votes attributed to each shareholder.

Paragraph 3                             In order to participate and vote in General Meetings, shareholders must evidence their condition as such, by presenting a document issued by the financial institution that is the depositary of  book-entry shares, as well as the identification documents of the shareholder, or, as the case may be, of the attorney in fact, together with the power of attorney. Should the shareholder be a legal entity or investment fund, it must also present the documents evidencing the authority and the identification of the persons attending the Meeting.

Article 10    The General Meeting shall meet ordinarily in the first four months following the end of the fiscal year in order to discuss matters referred to in article 132 of Law 6404 of December 15, 1976, and extraordinarily whenever corporate interests so require.

Article 11    Shareholders represented by a legal representative must submit the power-of-attorney to the company's headquarters up to 48 (forty-eight) hours before the time established for the Meeting.

Chapter IV

MANAGEMENT

Section I

Standard Rules

Article 12    The management of the Company shall be incumbent upon the Board of Directors and the Board of Executive Officers.

Article 13    The remuneration of the managers shall be established by the General Meeting in accordance with the provisions of this article.

Paragraph 1          The fixed overall or individual remuneration of the managers, at the discretion of the General Meeting, shall comprise a fixed monthly amount, which are the fees, and in the case of the executive officers, may also include a variable amount to be paid yearly, calculated on the net income of the Company after formation of the reserves required by law, including for the payment of income tax, and of the provision for mandatory dividends.

Paragraph 2   In the event that the General Meeting establishes an aggregate amount for the managers’ remuneration, it is incumbent on the Board of Directors to distribute said amount.

Section II

BOARD OF DIRECTORS

Article 14    The Board of Directors is composed of up to 11 (eleven) members, elected or dismissed at any time by resolution of the General Meeting, with a term of office of 2 (two) years, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman. The term of office of the Board Members shall extend until the investiture of their successors.

Paragraph 1   The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, by majority vote, at the first meeting held after their investiture.

Paragraph 2   In the event that the employees of the Company, whether or not joined in an investment club or as co-owners, do not have a sufficient shareholding to guarantee membership on the Board of Directors, one position on the Board shall be reserved for the person chosen by the employees and in such a capacity, indicated to the General Meeting, through a specific procedure, to be elected to fill said position.

Article 15    The Board of Directors shall meet, ordinarily at least once each quarter, and extraordinarily whenever called by the Chairman, the Vice-Chairman, when exercising the role of chairman, or the majority of its Members.

Paragraph 1   The meetings of the Board of Directors shall only be installed with the attendance of a majority of its members, and shall be presided over by its Chairman.

Paragraph 2   The Board of Directors meetings may be held, exceptionally, by conference call, video conferencing, electronic mail, or other means of communication, computing as present those members who manifest by any of these means.

Paragraph 3   Minutes of the meetings shall be drawn up in a book for this purpose and, after being read and approved by those members present, shall be signed by a sufficient number to constitute the majority required for approval of the matters under examination.

Paragraph 4   Board resolutions shall be passed by a majority vote of those present. In the event of a tie, the Chairman of the meeting shall have the casting vote, in addition to his own.

Paragraph 5   Meetings shall be called at least 72 (seventy-two) hours prior to the date of the meeting, except in case of urgency. The presence of all members of the Board of Directors shall wave any call formality.

Paragraph 6   The Board of Directors shall have a General Secretary, in whose absence shall be replaced by another employee or manager designated by the Chairman of the Board.

Article 16        In the cases of vacancy, temporary impediment, or absence of a member of the Board of Directors, the following rules shall be observed:

I. In the case of vacancy of any member of the Board of Directors, the remaining members shall appoint a substitute to serve until the Company's next General Meeting, if the number of remaining members is less than the minimum provided for in the law, and who, if confirmed by the respective General Meeting, shall complete the term of the member replaced.

II. In the case of temporary impediment or absence of any member of the Board of Directors, the absent or impeded member may indicate a replacement from among the other members, who shall replace and represent the impeded or absent member as long as the impediment lasts. If said impediment lasts for more than ninety days, however, the position shall be deemed to be vacant.

III. If the vacancy occurs in the position of Chairman, the Vice-Chairman shall assume the office of Chairman or, in the lack thereof, by another member chosen by the remaining members. In the case of the Chairman's temporary impediment or absence, he shall be replaced by the Vice-Chairman or, in the lack thereof, by another member appointed by him.

IV. In the cases of temporary impediment or absence under this Article 16, representatives shall act on their own behalf and on that of the members represented.

Article 17    Board Members shall, upon request, receive copies of the minutes of meetings of the Board of Executive Officers and any special committees created by the Board of Directors hereunder.

Article 18    The Board of Directors may form special committees to assist it, with defined purposes and limited terms of activities, designating the members thereof.

Sole Paragraph    The special committees created by the Board of Directors shall have neither an executive nor a deliberative function and their recommendations, proposals and/or opinions should be submitted for consideration by the Board of Directors.

Article 19    In addition to the duties established by law, it is incumbent upon the Board of Directors:

I. to establish the general policy for the businesses of the Company, its wholly-owned subsidiaries and controlled companies;

II. to approve the annual and pluriannual budgets, expansion projects and investment programs, and to follow up on execution and performance thereof;

III. to call on the general meeting;

IV. to elect and dismiss the members of the Board of Executive Officers and assign their duties;

V. to elect and dismiss the members of the Audit Committee and, if a position becomes vacant, to elect a substitute to complete the term of office of the replaced member;

VI. to assign to an Executive Officer the function of investor relations officer, which may or may not be exercised concurrently with other executive functions and whose powers are establish by law;

VII. to appoint and dismiss the Company's independent auditors after hearing the recommendation of the Audit Committee;

VIII. to appoint and dismiss the person responsible for the internal audit, who shall be a legally qualified employee of the Company and report to the Chairman of the Board of Directors;

IX. to decide on capital increases within the limits of authorized capital, observing the provisions of Article 7 of these Bylaws;

X. to authorize trading by the Company of its own shares for maintenance in treasury for subsequent sale or cancellation;

XI. to establish the terms and other conditions for the placement of debentures, including those convertible to shares, specifying the limit of the capital increase resulting from the conversion of the debentures and the type and class of shares to be issued, as well as determining the conditions stated in items VI to VIII inclusive of article 59 of Law 6404/76 and the opportunity for issuance;

XII. to decide on the issuance by the Company of commercial papers, bonds, notes, and other securities intended to raise funds through primary or secondary distribution on the domestic or international capital markets;

XIII. to delegate and establish criteria for the following acts by the Executive Officers, independently of prior authorization by the Board of Directors;

a) acquisition or disposal of  any assets of the Company;

b) performance of any transaction, operation, agreement or arrangement of any nature, including financing and loans in isolation or jointly, with due regard for the matters incumbent on the Executive Board, as provided for in article 21 hereof; and

c) constitution of any type of guarantee or encumbrance on any asset of the Company, including for the benefit or in favor of third parties, as long as the party is a subsidiary entity, subsidiary or affiliate of the Company;

d) representation of the Company at General Meetings, shareholders meetings and/or equivalent meetings held by the companies, consortiums and other entities in which the Company may hold an equity interest, as well as regarding the matters submitted to said meetings;

XIV. to decide on the operation or action constituting a transfer of the Company's funds to others, including employee associations, recreational assistance entities, pension funds, foundations and public corporations;

This matter was transferred to the authority of the Executive Board.

XV. to resolve on any acts involving transformation, consolidation, spin-off, incorporation or liquidation of companies  in which the Company has corporate holding, directly or indirectly, as well as regarding the incorporation of companies in Brazil or abroad, by the Company and its subsidiaries;;

XVI. to resolve on the Company’s interest in (i) other companies or undertakings, as partner or shareholder, including through consortiums or special partnerships, (ii) in partnership agreements, shareholders’ agreements or partners’ agreements; and (iii) in capital increases in the companies in which the Company holds an equity interest;

XVII.      to appoint and dismiss the General Secretary of the Board of Directors and define his duties;

XVIII -   to establish policies for taking up tax incentives;

XIX -        to establish the remuneration, determine the duties, and approve the operational rules for the functioning of the Audit Committee and any other committees that may be created to support it;

XX.          to resolve any omissions and perform other legal duties that do not conflict with those established by these Bylaws or by Law;

XXI. to resolve on any matters  listed in item XIII of article 19 hereof, except for the possibility that the Board delegates and gives powers of authority to the Executive Board, as provided for in said item.

Sole paragraph – Relating to item XIII hereof, the Board of Directors may delegate and give powers of authority regarding the practice of said acts by two Executive Officers, who must always sign jointly, regardless of approval by the meetings of the Executive Board and/or the Board of Directors.

Section III

EXECUTIVE BOARD

Article 20              The Company shall have a Board of Executive Officers composed of two (2) to  nine (9) Executive Officers, at the discretion of the Board of Directors, one of whom to be the Chief Executive Officer and the other, Executive Officers, each having an area of activity determined by the Board of Directors, one of whom shall be designated as the investor relations officer.

Paragraph 1          The term of office of the Executive Officers is two (2) years, reelection being allowed, and shall last until their respective successors take office;

Paragraph 2          In the case of impediment or vacancy of any Officer, said Officer shall be replaced in accordance with the determination of the Board of Directors.

Paragraph 3          The Executive Officers shall perform their duties on a full-time basis.

Article 21              - With due regard for the guidelines and resolutions of the Board of Directors and the General Meeting, the Board of Executive Officers shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the purpose of the Company, with due regard for the provisions established by the Board of Directors (Article 19, item XIII) and other provisions provided for herein.

Paragraph 1 – In addition to the attributions provided for herein, it shall be incumbent on the Executive Board to resolve on the following matters:

I. to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain acts, except as provided for in article 25, II;

II. to authorize the opening, transfer or closing of branches, agencies, representation offices or establishments of any other kind of the Company, in any region of Brazil or abroad; and

III. to approve the names of the persons to be appointed by the Company to the executive boards and boards of directors, advisory, fiscal and decision-making councils of subsidiaries directly or indirectly controlled by or associated with the Company, as well as associations, foundations and other types of corporate groups in which the Company participates.

Paragraph 2 - It is incumbent on the Executive Officers, always in pairs, regardless of the approval by the meetings of the Executive Board or the Board of Directors:

I. authorize audits in companies, associations, foundations and similar entities in which the Company participates;

II. to negotiate confidentiality agreements;

III. to engage routine bank services, under any modality, which are in line with the practices of the Company;

IV. to enter into loan and export prepayment agreements (exports advance payments) between the Company and subsidiaries in which the Company has equity interest of at least 99%; and

V. to authorize the provision of surety in real estate lease agreements for employees and Executive Officers.

Article 22. The Board of Executive Officers shall meet whenever summoned by the Chief Executive Officer or by two Executive Officers, and shall be installed if a majority of its members are present.

Paragraph 1          The Board of Executive Officers shall decide always by a majority vote of those present. In the event of a tie, the Board of Executive Officers shall submit the matter to the Board of Directors for resolution.

Paragraph 2          Resolutions of the Board of Executive Officers shall be recorded in minutes drawn up in the proper book and signed by a number of attendants that is sufficient to constitute the majority required for approval of the matters discussed, the copies of all minutes being sent to the members of the Board of Directors upon request.

Article 23              The Chief Executive Officer shall:

I - preside over meetings of the Board of Executive Officers;

II - carry out the executive direction of the Company, to that end coordinating and supervising the activities of the other Executive Officers, ensuring full observance of the resolutions and policies established by the Board of Directors and General Meeting;

III - organize, coordinate and supervise the activities of the areas directly subordinated to him;

IV - assign special activities and duties to any of the Executive Officers independently of their normal ones, ad referendum of the Board of Directors;

V - keep the Board of Directors informed of the activities of the Company;

VI -          prepare, with the assistance of the other Executive Officers, and submit to the Board of Directors proposals to (i) define the duties of the other Executive Officers; and (ii) establish the criteria as to amounts or limit for expenditure for acts by each of the Executive Officers; and

VII -                      prepare the annual report and draw up the balance sheet, together with the other Executive Officers.

Article 24              It is incumbent upon each of the Executive Officers, within the specific sphere of activity assigned to them by the Board of Directors:

I -            to represent the Company in accordance with the law and these Bylaws;

II -           to organize, coordinate and supervise the services for which they are responsible;

III -          to attend Board of Executive Officers meetings, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination; and

IV -          to comply and cause compliance with the policies and general guidelines for the business of the Company established by the Board of Directors, each Executive Officer being responsible for his specific area of activity.

Article 25              The representation of the Company and the practice of acts necessary for its normal operation shall be the responsibility of the Executive Officers, subject to the following provisions.

I – All acts, agreements or documents that imply responsibility for the Company or that release third parties from responsibilities or obligations with the Company shall be signed (a) by two Executive Officers, (b) by an Executive Officer and one attorney in fact with these specific powers, or (c) by two attorneys in fact with these specific powers, under penalty of not being binding upon the Company;

II. With the exception of the provisions in these Bylaws, the Company may be represented in isolation by any one Executive Officers or attorney in fact with special powers in the following circumstances: (i) when performing simple routine administrative acts, including those in connection with government departments in general, autonomous government entities, government-owned companies, mixed-capital companies, the Commercial Registry, Labor Courts, National Social Security Institute, Unemployment Compensation Fund, and its banks, (ii) before public service concessionaires or licensees in acts that do not imply the assumption or release of third party obligations; (iii) to protect its rights in administrative proceedings or of any nature, and in meeting its tax, labor, or social security obligations; (iv) in the endorsement of securities for purposes of collection or deposit in the Company's bank accounts; (v) in general meetings of shareholders, partners’ meetings and/or the equivalent of companies, consortia, and other entities in which the Company holds equity,   (vi)   for the purpose of receiving subpoenas, citations, notices, or judicial notifications in active and passive representation of the Company in court and testify in person, or similar acts, without the power of confession, and (vii) the signature of documents of any kind that may result in the assumption of commitments in circumstances in which the presence of a second representative is not possible and if authorized by the Board of Executive Officers (Art. 21, Sole Paragraph, Item I)

Paragraph 1                         The acts for which these Bylaws require prior authorization by the Board of Directors may only be performed after said condition has been met;

Paragraph 2                         The Board of Directors shall define the amount above which the acts and instruments entailing liabilities for the Company shall necessarily be signed by an Executive Officer jointly with an attorney in fact with specific powers;

Article 26           The following rules shall be observed as regards the appointment of attorneys in fact:

I -all powers of attorney shall be signed by two Executive Officers or by one Executive Officer jointly with an attorney in fact appointed by the Board of Directors; and

II-all powers of attorney shall be granted for a specific term of no more than one year, with specific and limited powers, except for “ad judicia” powers of attorney, or those granted to lawyers regarding administrative proceedings filed with the Brazilian Federal Revenue Service, State Departments, Municipal Departments and the National Department of Mineral Production – DNPM, which may be granted for an indefinite period.

Article 27                             Any acts performed without due regard for the rules established in these Bylaws, particularly in articles 25 and 26, shall be null and void, and shall not give rise to any liabilities for the Company.

Chapter V

FISCAL COUNCIL

Article 28                              Designed to function in the fiscal years in which it is constituted at the request of shareholders, the Fiscal Council shall be composed of three (3)  sitting members and three (3)  alternates elected by the General Meeting, which shall establish the compensation of the sitting members.

Sole Paragraph    -    The Fiscal Council's term of office ends upon the first Annual General Meeting held after it has been constituted.

Chapter VI

AUDIT COMMITTEE

Article 29                    The Company shall have an Audit Committee composed of three (3) members elected by the Board of Directors from among its members, with term of office of two (2) years, reelection being allowed.

Sole Paragraph          The Board of Directors shall approve the Internal Rules of the Committee, whereby its functions and duties, which shall comply with the laws and regulations applicable to audit committees, shall be determined.

Chapter VII

FISCAL YEAR, BALANCE SHEETS AND PROFITS

Article 30                    The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up and, after examination by the Board of Directors, submitted to the General Meeting, along with the proposal for allocation of net income for the year.

Paragraph 1          The accumulated losses and provision for income and social contribution taxes shall be deducted from the result of the year, prior to any profit sharing.

Paragraph 2          The net income shall mandatorily have the following allocation:

I – five per cent (5%) shall be allocated to the legal reserve fund until reaching twenty per cent (20%) of the subscribed capital stock;

II – payment of mandatory dividends (Article 33);

III – allocation of the remaining income shall be resolved by the General Meeting, observing the legal precepts.

Paragraph 3          The Board of Directors may propose, for the deliberation of the Meeting, the deduction of at least 1% (one percent) from net income for the year for the establishment of a Working Capital and Investment Reserve, in accordance with the following precepts:

I – its constitution shall not jeopardize the right to minimum mandatory dividends referred to in Article. 33;

II – its balance in conjunction with the other income reserves, excluding reserves for contingencies and unrealized profits, may not exceed the Company’s capital stock, under penalty of capitalization or distribution in cash of the surplus at the discretion of the General Meeting;

III. the Working Capital and Investment Reserve is intended to ensure the maintenance and development of activities that constitute the Company's corporate purpose and investments in fixed assets, and/or additions to working capital including through amortizations of the Company’s debt, independently of the retention of profits linked to the capital budget;

IV - its balance may be used (i) to absorb losses whenever necessary, (ii) for the distribution of dividends at any time, (iii) for the redemption, refund, or purchase of shares as authorized by law, and (iv) be incorporated into the Company’s capital, including through stock bonuses consisting of new shares.

Article 31              In addition, it shall be incumbent upon the Board of Directors:

I – to determine the drawing up of half-yearly and quarterly balance sheets, or for shorter periods, observing the legal precepts;

II – to approve the payment of any additional or interim dividends, including as a total or partial advance on the mandatory dividend for the year in progress, observing the legal provisions;

III – to declare dividends to the year’s profit account verified in the half-yearly balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet; and

IV – pay interest on equity attributing the interest paid or credited to the mandatory dividend (Article 33), pursuant to Article 9, paragraph 7 of Law 9249 of December 26, 1995.

Article 32           The Board of Directors’ act to resolve on the advance payment of the mandatory dividend shall determine if these payments shall be monetarily restated, deducted from the mandatory dividend for the year and once this deduction is determined, the Annual General Meeting shall be the payment of the mandatory balance, if any, as well as the reversal to the original account of the amount paid in advance.

Article 33           The dividend distribution in each year shall not be less than twenty-five percent (25%) of the net income, adjusted pursuant to article 202 of Law 6404 of December 15, 1976, and in compliance with Article 30 hereof.

Article 34    -     Dividends and interest on shareholders’ equity shall be paid on the dates and at the places indicated by the Executive Officer in charge of the Investor Relations area,  in accordance with the terms established by the General Shareholders’ Meeting or the Board of Directors, when applicable. If not claimed within three (3) years as from the beginning of the payment, dividends shall become time-barred in favor of the Company.

Chapter VIII

DISSOLUTION AND LIQUIDATION

Article 35           The Company shall be dissolved, liquidated or extinguish in the events established by Law, with due regard for the applicable rules, or as resolved by the General Meeting.

Sole Paragraph - The General Meeting that approves the liquidation shall appoint the liquidator and the members of the Fiscal Council that shall function during the liquidation period, establishing their respective fees and the guidelines for its operation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 14, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.